Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

September 5, 2025

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: Investors' Exchange LLC – Amendment No. 55 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Division of Trading and Markets:

Enclosed for your review is Amendment No. 55 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as the following exhibit(s):

Exhibit F
Addendum F-1 is the IEX Member Application
Addendum F-3 is the IEX User Agreement
Addendum F-4 is the IEX Sponsored Access Application
Addendum F-5 are the IEX Sponsored Access Agreements
Addendum F-6 is the IEX Service Bureau Application
Addendum F-7 is the IEX Service Bureau Agreement
Addendum F-8 is the IEX Service Bureau Authorization
Addendum F-9 are the IEX Connectivity Services Agreement and Forms
Addendum F-10 are the IEX Data Subscriber Agreement and Forms
Addendum F-12 is the IEX Market Maker Application
Addendum F-19 is the IEX Controlled Data Recipient Agreement
Addendum F-20 is the IEX Non-Display Use Declaration
Addendum F-21 is the IEX Options Existing Member Application
Addendum F-22 is the IEX Options Clearing Letter of Guarantee
Addendum F-23 is the IEX Options Designated Give Up Contact Form
Addendum F-24 is the IEX Options Authorization or Revocation of Restricted Clearing Number
Addendum F-25 is the IEX Options Authorized Trader List
Addendum F-26 is the IEX Options Clearing Member Restriction Form
Addendum F-27 is the IEX Options Notification of OCC Account Information
Addendum F-28 is the IEX Options Market Maker Application

Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

iex exchange | iex

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addendum currently on file with the Commission. Please contact me with any questions. Thank you.

Regards,

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 09/05/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007
3. Provide the applicant's mailing address (if different):

25004836

4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Rachel Barnett, Chief Legal Officer
   3 World Trade Center, 58th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/25
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/05/25 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 99E3C164A5A34F4... (Signature) Rachel Barnett, Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this 5th day of September, 2025 (Month) (Year) by (Notary Public)

CHRISTOPHER CONFREY
Notary Public, State of New York
No. 02CO0030259
Qualified in New York County
Commission Expires October 28, 2028

My Commission expires Oct. 28, 2028 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Investors' Exchange LLC

Date of filing: September 5, 2025

Date as of which the information is accurate: September 5, 2025

<u>Exhibit F</u>

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Attached as Addendum F-1 is the IEX Member Application.

Addendum F-2 has been retired.

Attached as Addendum F-3 is the IEX User Agreement.

Attached as Addendum F-4 is the IEX Sponsored Access Application.

Attached as Addendum F-5 are the IEX Sponsored Access Agreements.

Attached as Addendum F-6 is the IEX Service Bureau Application.

Attached as Addendum F-7 is the IEX Service Bureau Agreement.

Attached as Addendum F-8 is the IEX Service Bureau Authorization.

Attached as Addendum F-9 are the IEX Connectivity Services Agreement and Forms.

Attached as Addendum F-10 are the IEX Data Subscriber Agreement and Forms.

Addendum F-11 has been retired.

Attached as Addendum F-12 is the IEX Market Maker Application.

Attached as Addendum F-13 is the IEX User Agreement Addendum to Permit Volume Attribution.

Attached as Addendum F-16 is the IEX User Agreement Addendum to Permit Investor Disclosure.

Attached as Addendum F-17 is the IEX RMO Application Retail Order Attestation.

Attached as Addendum F-19 is the IEX Controlled Data Recipient Agreement.

Attached as Addendum F-20 is the IEX Non-Display Use Declaration.

Attached as Addendum F-21 is the IEX Options Existing Member Application.

Attached as Addendum F-22 is the IEX Options Clearing Letter of Guarantee.

Attached as Addendum F-23 is the IEX Options Designated Give Up Contact Form.

Attached as Addendum F-24 is the IEX Options Authorization or Revocation of Restricted Clearing Number.

Attached as Addendum F-25 is the IEX Options Authorized Trader List.

Attached as Addendum F-26 is the IEX Options Clearing Member Restriction Form.

Attached as Addendum F-27 is the IEX Options Notification of OCC Account Information.

Attached as Addendum F-28 is the IEX Options Market Maker Application.

Addendum F-1

MEMBER APPLICATION

An applicant broker-dealer ("Applicant") applying to become a member of Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "IEX" or the "Exchange", as applicable), must complete this Member Application (the "Application").

To become a Member of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com/ OptionsMktOps@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

APPLICATION CHECKLIST

Member Application
☐ Member Application, including Statutory Disqualification Notice
Member Agreements and Forms
☐ User Agreement ☐ Clearing Letter of Guarantee (**if Applicant is not self-clearing**) ☐ Securities Routing Agreement (if Applicant will use Exchange-provided routing services) ☐ Portal User Request and Authorization
Supporting Documents Provided by the Member
☐ Most recent ***signed*** Form BD, including schedules & disclosure reporting pages ☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD® ☐ Most recent audited annual financial statements, if applicable, and unaudited financial statements as of the last month-end ☐ All FOCUS Reports since last annual audit ☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation ☐ List of all authorized traders Applicant will be registering with the Exchange ***If Applicant is a non-FINRA firm which does not file FOCUS reports electronically via e-FOCUS*** ☐ Pro Forma Financial Statements for next twelve (12) months ☐ Anti-Money Laundering - Description of the financial controls employed by the Applicant with respect to IEX Rule 5.160 (FINRA Rule 3310) (Refer to the FINRA AML guidance)

- ☐ A copy of any decision or order by a federal or state authority or SRO taking permanent or temporary adverse action with respect to a registration or licensing determination regarding the Applicant or an Associated Person
- ☐ Two (2) years of examination reports from the Applicant's DEA
- ☐ Designation of Accountant Form and Auditor Engagement Letter provided to Applicant's DEA pursuant to SEC Rule 17a-5(f)

Additional Forms for Options Members

Order Entry Firm:

- ☐ Options Clearing Letter of Guarantee (**if Applicant is not self-clearing**)
- ☐ Authorized Traders List

Clearing Member:

- ☐ Options Clearing Member Restriction Form
- ☐ Authorization or Revocation of Restricted Clearing Number
- ☐ Designated Give-Up Contact Form
- ☐ Authorized Traders List

Market Maker:

- ☐ Notification of OCC Account Information
- ☐ Authorized Traders List

Connectivity Agreements and Forms

- ☐ Connectivity Services Agreement
- ☐ Equities and/or Options Physical Connectivity Order Form, as applicable
- ☐ Equities and/or Options Port Request Form(s), as applicable (if ***not*** connecting via Service Bureau)
- ☐ Service Bureau Authorization (co-signed by Service Bureau if connecting via Service Bureau)

Market Maker Application (if applying to become a Market Maker registered with the Exchange)

- ☐ Equities and/or Options Market Maker Application, as applicable
- ☐ Market Maker Disclosure Report for Commodity-Related Securities (only for equities market makers registering in a UTP Derivative Security that is a Commodity-Related Security as described in IEX Exchange Rule 16.127)

Supporting Documents Provided by Market Maker if registering in a Commodity-Related Security

- ☐ Written supervisory procedures addressing information barriers, books and records, and handling of material non-public information.

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.170 and 18.100.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at marketops@iextrading.com / OptionsMktOps@iextrading.com or 646.343.2300. In addition, please refer to the Exchange's website at www.iex.io for additional information regarding the process.

[Remainder of page intentionally left blank.]

MEMBER APPLICATION

GENERAL INFORMATION		
Date:	SEC BD Registration #:	CRD #:
Name of Applicant Broker-Dealer:		
MPID(s) of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)	
Name:	Title:
Phone:	Email:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD # (if applicable):	CRD # (if applicable):
Email:	Email:
Phone:	Phone:
COMPLIANCE CONTACT	**TECHNICAL CONTACT**
Name:	Name:
Title:	Title:
CRD # (if applicable):	CRD # (if applicable):
Email:	Email:
Phone:	Phone:

TRADING CONTACT	SUPERVISOR OF AUTHORIZED TRADERS
Name:	Name:
Title:	Title:
CRD # (if applicable):	CRD # (if applicable):
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization: ____________________ Federal Employer ID Number: ____________________________

TYPE OF MEMBERSHIP

☐ Investors' Exchange LLC ☐ IEX Options LLC

TYPE OF BUSINESS ACTIVITIES APPLICANT PLANS TO CONDUCT ON IEX (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ____

* Please execute and deliver the Equities and/or Options Market Maker Application, as applicable, to Market Operations.

TRADING PERMITS (if applicable)

☐ Market Maker* ☐ Order Entry Firm ☐ Clearing Member

* Please execute and deliver the Equities and/or Options Market Maker Application, as applicable, to Market Operations.

SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

☐ BOX Exchange LLC	☐ Nasdaq GEMX, LLC
☐ Cboe BYX Exchange, Inc.	☐ Nasdaq ISE, LLC
☐ Cboe BZX Exchange, Inc.	☐ Nasdaq MRX, LLC
☐ Cboe C2 Exchange, Inc.	☐ Nasdaq PHLX LLC
☐ Cboe EDGA Exchange, Inc.	☐ Nasdaq Stock Market LLC
☐ Cboe EDGX Exchange, Inc.	☐ New York Stock Exchange LLC
☐ Cboe Exchange, Inc.	☐ NYSE American LLC
☐ Financial Industry Regulatory Authority (FINRA)	☐ NYSE Arca, LLC
☐ Long-Term Stock Exchange, Inc.	☐ NYSE National, Inc.
☐ MEMX LLC	☐ NYSE Texas, Inc.
☐ Miami International Securities Exchange, LLC	

☐ MIAX Emerald, LLC
☐ MIAX Pearl, LLC
☐ MIAX Sapphire, LLC
☐ Nasdaq BX, Inc.

☐ Other: ______________________________________

Name of Applicant's Designated Examining Authority (DEA) ____

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ______________________________

FINRA: ____________________________

Other: ____________________________ Name of Regulator: ______________________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If so, please state the following:

Is there a cancellation rider requiring notice to the Applicant's DEA? ☐ Yes ☐ No

Name of insurance carrier: ____________________________________

Amounts of coverage: Total Coverage ___________________________ Coverage Per Incident ____________________

Coverage period of the bond: __________________________________

AML COMPLIANCE OFFICER

The Applicant is required to designate, and identify to the Exchange, any person(s) responsible for implementing and monitoring the day-to-day operations and internal controls of the Applicant's anti-money laundering program. The Applicant must provide prompt notice to the Exchange regarding any change in this designation. If the Applicant is a Member of FINRA required to, and does, comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange.

Name:	Title:
Business Address:	
Phone:	Email:

PRINCIPAL REGISTRATION

The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A "Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. An IEX Options Member must also be under the supervision and control of an Options Principal as defined under IEX Rule 17.100 and complete the Options Principal Examination (Series 4), or an equivalent examination acceptable to IEX. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See IEX Rule 2.160 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL	
Name:	CRD #:
Business Address:	
Phone:	Email:

DESIGNATED SERIES 24 LICENSED PRINCIPAL	
Name:	CRD #:
Business Address:	
Phone:	Email:

DESIGNATED SERIES 4 LICENSED PRINCIPAL (For Options Members)	
Name:	CRD #:
Business Address:	
Phone:	Email:

DESIGNATED SERIES 27 LICENSED PRINCIPAL	
Name:	CRD #:
Business Address:	
Phone:	Email:

CLEARING INFORMATION (If Self-Clearing, Provide Your Firm's Information)	
Name of Clearing Firm:	4-Digit Clearing #:
Clearing Firm Contact Name:	Clearing Firm Contact Phone:
Clearing Firm Contact Email:	

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true, complete, and accurate.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);
(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.
(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;
(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;
(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and
(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with an SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____

Applicant Broker-Dealer

____ ______________________________

Signature of Duly Authorized Representative Date

Print Name

Title

STATUTORY DISQUALIFICATION NOTICE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

*Attach a sheet identifying any such person(s), including the following information:

1. Name of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Duly Authorized Representative	Date
Print Name	Title

Addendum F-2

USER AGREEMENT

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "IEX" or the "Exchange", as applicable), each of which is a Delaware limited liability company, with its principal offices at 3 World Trade Center, 58th Floor, New York, NY 10007, and the user referenced below ("User").

1. **Term of the Agreement**. This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services**. Subject to the terms and conditions of this Agreement, User will have the right to access the Exchange to enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from the Exchange ("Exchange Data") to any other person or to any other office or place unless it signs and complies with a separate Exchange Data Subscriber Agreement. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect in its current form. The Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Exchange in accordance with the Certificate of Formation, the Operating Agreement, and Rule Book of the Exchange, as amended from time to time ("Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. The Exchange reserves the right to modify or change the Services provided the Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance**. Except as otherwise provided herein, with respect to all orders submitted to the Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its employees, customers or agents; (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User; and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to the Exchange.

4. **Monitoring**. User acknowledges and agrees that the Exchange will monitor the use of the Exchange by User for compliance with all applicable laws and regulations, including, without limitation, the Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions**. User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on the Exchange, to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify the Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. The Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.270, as may be amended or re-numbered from time to time) or the Exchange's Nullification and Adjustment of Options Transactions including Obvious Errors Rule (Exchange Rule 21.150, as may be amended or-numbered from time to time).

6. **Sponsored Participants**. Notwithstanding the Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of the Exchange, as a condition to initiating and continuing access to the Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of the Exchange establishing proper relationship(s) and account(s) through which User may trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in the Exchange Rules.

7. **Connectivity**. User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including wiring, computer hardware, software, communication line access, and networking devices.

8. **Market Data**. User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into the Exchange ("User's Data") for the following purposes: within Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use within Exchange market data products, analyses and services (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products, analyses and services are provided in an aggregate manner or in a manner that does not directly or indirectly identify User as the source of the information; except (a) when IEX has received User's prior consent, or (b) to identify User through restricted access on a delayed basis of an issuer's own securities to employees of that issuer that are not trading and dealing personnel; and (ii) fees for any such market data products , analyses and services are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between the Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize the Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or the Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or the Exchange will not violate any applicable law or regulation.

9. **Restrictions on Use; Security**. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to the Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's employee, customer or agent. User accepts full responsibility for its employees', customers' and agents' use of the Exchange, which use must comply with the Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to the Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identifies the information as originating from Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by the Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Subscriber Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. The Exchange shall not include in the operation of the Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, the Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information**.

    (a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations. Notwithstanding Section 10(a) or the foregoing in this Section 10(b), User may consent in writing, in a form acceptable to the Exchange, to the Exchange's disclosure of any Information pertaining to the undersigned customer of User (the "Investor") directly to such Investor, which includes but is not limited to such Investor's orders, trades, messages, instructions entered or executed and any metrics and analyses generated by the Exchange in connection therewith; provided that, upon request by the Exchange, User agrees to provide to the Exchange in FIX tag 8484 a unique identifier representing the Investor on whose behalf it is sending Information to the Exchange. The unique identifier shall be in the format as set forth in the Exchange FIX Specification.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. **Clearly Erroneous Trade and Obvious Errors Policies**. User has read and agrees to the terms stipulated in Exchange Rule 11.270 (Clearly Erroneous Executions) and Exchange Rule 21.150 (Nullification and Adjustment of Options Transactions including Obvious Errors), as the Exchange may amend or re-number from time to time.

12. **Corporate Names; Proprietary Rights**. Exchange and User each acknowledge and agree that the Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). The Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. **Fees**. By signing this Agreement, User agrees to make timely payment of all fees, as may be set forth in Exchange Rules or posted on the Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, the Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. **DISCLAIMER OF WARRANTY**. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. **NO LIABILITY FOR TRADES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) THE EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) THE EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 21.220 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. **NO CONSEQUENTIAL DAMAGES**. ABSENT A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 21.220 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. **Indemnification by User**. User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with the Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

18. **Indemnification by the Exchange**. The Exchange agrees to indemnify, defend and hold harmless User and its

subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. **Termination**. User or the Exchange may terminate this Agreement or any part of the Services upon 30 days' written notice to the other party. In addition, the Exchange may suspend or terminate the Services to User immediately if it determines, in the Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines to be detrimental to the Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is retransmitting or republishing the Exchange Data without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with the Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

20. **Acknowledgement of SRO Obligations**. The Exchange represents: (i) that the Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with the Act; and (iv) that the Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of the Exchange. Accordingly, User agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. The Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by the Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. **Assignment**. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure**. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration**. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial

forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment**. The Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Users generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. The Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the Services after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. **Miscellaneous**. All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Investors' Exchange LLC (if applicable)

Signature: ______________________________

Printed Name: ___________________________

Title: _________________________________

IEX Options LLC (if applicable)

User: __________________________________

Signature: ______________________________

Printed Name: ___________________________

Title: _________________________________

Date: _________________________________

Signature: ______________________________

Printed Name: ______________________________

Title: ______________________________

SECURITIES ROUTING AGREEMENT

Provided that User is a Member or Sponsored Participant of a Member of Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "IEX" or the "Exchange", as applicable), as those terms are defined in the Exchange Rules, and subject to a valid, ongoing User Agreement with the Exchange, IEX Services LLC (hereinafter "IEX Services"), a broker- dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas IEX Services provides certain order routing services for the Exchange, and User desires to use the order routing facilities of the Exchange, for good and valuable consideration, User and IEX Services agree as follows:

1. **Routing Services**. IEX Services, a wholly owned subsidiary of IEX Group, Inc., agrees to act as agent for User for routing orders entered into the Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible For Routing Services**. User agrees that IEX Services will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. **Cancellation; Modification of Orders**. User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside the Exchange will be processed by IEX Services subject to the applicable trading rules of the relevant market center.

4. **Transmission of Order Instructions**. User agrees that all orders on its behalf must be transmitted to IEX Services through the Exchange. User agrees that the Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to IEX Services and for receiving notice regarding such orders. IEX Services shall be entitled to rely upon and act in accordance with any order instructions received from the Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by IEX Services to the Exchange. User shall be notified of such executions through the Exchange.

5. **Clearance and Settlement**. User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by IEX Services shall be automatically processed by the Exchange for clearance and settlement on a locked-in basis.

6. **Information**.

(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. IEX Services will not disclose the identity of User or User's customers to any of the Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over IEX Services, the Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by IEX Services without the express, prior written authorization of IEX Services. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. **Term of Agreement**. This Routing Agreement will be effective as of the date executed by IEX Services on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. IEX Services may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member of the Exchange or otherwise authorized to access the Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

8. **Indemnity**. User agrees to indemnify, defend and hold IEX Services harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of IEX Services routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from IEX Services' willful misconduct, fraud or breach of IEX Services' obligations under this Routing Agreement.

9. **Indemnification by IEX Services**. IEX Services agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of IEX Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **DISCLAIMER OF WARRANTY**. ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICES, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY IEX SERVICES, THE EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. **NO LIABILITY FOR TRADES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX SERVICES OR A CLAIM ARISING OUT OF IEX SERVICES'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT IEX SERVICES IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX SERVICES OR A CLAIM ARISING OUT OF IEX SERVICES'S INDEMNIFICATION OBLIGATION, NEITHER IEX SERVICES, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICES OR ITS

USE.

ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF IEX SERVICES TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, THE EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, IEX SERVICES AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE- NUMBERED FROM TIME TO TIME.

12. **NO CONSEQUENTIAL DAMAGES**. ABSENT A CLAIM ARISING OUT OF IEX SERVICES'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL IEX SERVICES OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF IEX SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, IEX SERVICES AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULES CURRENTLY NUMBERED 11.260 AND 21.220 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. **Assignment**. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without IEX Services' prior approval, which will not be unreasonably withheld. IEX Services may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. **Force Majeure**. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither IEX Services nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. **Arbitration**. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. **Amendment**. IEX Services, or the Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Users of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. IEX Services, or the Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by IEX Services after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and

manually signed by an authorized representative of each party.

17. **Miscellaneous**. All notices or approvals required or permitted under this Routing Agreement must be given in writing to IEX Services at 3 World Trade Center, 58th Floor, New York, NY 10007, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between IEX Services and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

IEX Services LLC	User: ______________________
Signature: ______________________	Signature: ______________________
Printed Name: ______________________	Printed Name: ______________________
Title: ______________________	Title: ______________________
	Date: ______________________

Addendum F-3

SPONSORED ACCESS APPLICATION

An applicant ("Applicant") applying to enter into a sponsorship arrangement with a Sponsoring Member, as defined in Exchange Rule 1.160, of Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "IEX" or the "Exchange", as applicable) must complete this Sponsored Access Application (the "Application").

To become a Sponsored Participant of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com / OptionsMktOps@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

APPLICATION CHECKLIST

Sponsored Access Application

- ☐ Sponsored Access Application (pg. 2 – 5), including
  - Sponsoring Member Consent
  - Sponsored Participant Agreement

Sponsored Access Agreements

- ☐ User Agreement
- ☐ Securities Routing Agreement (if Applicant will use Exchange-provided routing services)

Supporting Documents Provided by the Sponsoring Member

- ☐ A detailed description of how the Sponsoring Member will comply with the requirements of SEC Rule 15c3-5: Risk Management Controls for Brokers or Dealers with Market Access
- ☐ A copy of the Sponsoring Member's Policies and Procedures, specifically addressing SEC Rule 15c3-5

Connectivity Agreements and Forms

- ☐ N/A

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 11.130.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at marketops@iextrading.com / OptionsMktOps@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at www.iex.io for additional information regarding the process.

SPONSORED ACCESS APPLICATION

SPONSORING MEMBER INFORMATION		SPONSORING MEMBER BUSINESS CONTACT	
Firm:		Name:	
Address:		Address:	
City:		Email:	
State:	Zip:	Phone:	
SPONSORED PARTICIPANT INFORMATION		**SPONSORED PARTICIPANT BILLING CONTACT**	
Firm:		Name:	
Address:		Address:	
City:		City:	
State:	Zip:	State:	Zip:
TRADING CONTACT		**SUPERVISOR OF AUTHORIZED TRADERS**	
Name:		Name:	
Address:		Address:	
Email:		Email:	
Phone:		Phone:	

PORT SELECTION

Port Type: ☐ FIX Order Entry ☐ FIX Drop Copy ☐ Binary Order Entry

Quantity: _______ _______

Is the Sponsored Participant allowed to enter short sales? ☐ Yes ☐ No

Is the Sponsored Participant allowed to enter Intermarket Sweep Orders? ☐ Yes ☐ No

What is the maximum dollar value per order? $ ___________________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ Cross Connect ☐ Extranet: _____________________________ ☐ Other: _____________________________

What type of connection is the Sponsored Participant requesting? ☐ Test ☐ Production

CLEARING

Please list the MPID/OCC # that the Sponsored Participant is permitted to use: ______________ / ________________

AUTHORIZATION

The persons listed above are the only individuals authorized to order or update services at IEX on behalf of the user of the sponsored services ("User"). Please contact IEX Market Operations Desk at 646.343.2310 or marketops@iextrading.com / OptionsMktOps@iextrading.com to add or delete such authorized persons.

This form is governed by all of the terms and conditions set forth in the IEX Sponsored Access Application and Agreements. The Exchange provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature.

Members may call the IEX Market Operations Desk at 646.343.2310 to verbally request that all open orders be cancelled or check the status of open orders.

Sponsoring Member Firm:	Date:
Print Name / Title:	Signature:

SPONSORING MEMBER CONSENT

We, ___________________________________, a Member of the Exchange, are hereby notifying the Exchange that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 11.130, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.130, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

_______________________________________ _______________________________
Sponsoring Member Name CRD Number

_______________________________________ _______________________________
Signature of Duly Authorized Representative Date

_______________________________________ _______________________________
Print Name Title

SPONSORED PARTICIPANT AGREEMENT

On behalf of the Sponsored Participant, the undersigned agrees to comply with the Exchange Certificate of Formation, Operating Agreement, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;
- shall enter into and maintain a Securities Routing Agreement with IEX Services LLC, if it will use the routing services provided by that entity;
- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.140 with respect to such Authorized Traders;
- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.130 and will assure that they receive appropriate training prior to any use or access to the Exchange;
- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;
- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;
- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' access to and use of the Exchange for compliance with the terms of this agreement; and
- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include but are not limited to applicable Exchange and regulatory fees.

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.130, and shall comply with the Exchange Rules, as amended.

______________________________	______________________________
Sponsored Participant Name	CRD Number
______________________________	______________________________
Signature of Duly Authorized Representative	Date
______________________________	______________________________
Print Name	Title

Addendum F-4

USER AGREEMENT

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC, a Delaware limited liability company, with its principal offices at 3 World Trade Center, 58th Floor, New York, NY 10007 (the "Exchange"), and the user referenced below ("User").

1. **Term of the Agreement**. This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services**. Subject to the terms and conditions of this Agreement, User will have the right to access the Exchange to enter orders on the Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from the Exchange ("Exchange Data") to any other person or to any other office or place unless it signs and complies with a separate Exchange Data Agreement. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect in its current form. The Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use the Exchange in accordance with the Certificate of Formation, the Operating Agreement, and Rule Book of the Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. The Exchange reserves the right to modify or change the Services provided the Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance**. Except as otherwise provided herein, with respect to all orders submitted to the Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use the Exchange only if and when it is duly authorized to use the Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use the Exchange in compliance with, the Exchange Rules; (iii) it is and will remain responsible for its use of the Exchange and the use of the Exchange by any of its employees, customers or agents; (iv) it will maintain and keep current a list of all authorized traders who may obtain access to the Exchange on behalf of User; and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to the Exchange.

4. **Monitoring**. User acknowledges and agrees that the Exchange will monitor the use of the Exchange by User for compliance with all applicable laws and regulations, including, without limitation, the Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions**. User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on the Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify the Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. The Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.270, as may be amended or re-numbered from time to time).

6. **Sponsored Participants**. Notwithstanding the Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of the Exchange, as a condition to initiating and continuing access to the Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of the Exchange establishing proper relationship(s) and account(s) through which User may

trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in the Exchange Rules.

7. **Connectivity**. User is solely responsible for providing and maintaining all necessary electronic communications with the Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. **Market Data**. User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into the Exchange ("User's Data") for the following purposes: within Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use within the Exchange market data products, analysis and services ("Market Data Products") (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such Market Data Products are provided in an aggregate manner or in a manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between the Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize the Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or the Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or the Exchange will not violate any applicable law or regulation.

9. **Restrictions on Use; Security**. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to the Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's employee, customer or agent. User accepts full responsibility for its employees', customers' and agents' use of the Exchange, which use must comply with the Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identifies the information as originating from the Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by the Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. The Exchange shall not include in the operation of the Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, the Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information**.

    (a) Confidentiality. Both parties acknowledge that: (i) the Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. The Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over the Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by the Exchange without the express, prior written authorization of the Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. **Clearly Erroneous Trade Policy**. User has read and agrees to the terms stipulated in the Exchange Rule 11.270 (Clearly Erroneous Executions), as the Exchange may amend or re-number from time to time.

12. **Corporate Names; Proprietary Rights**. The Exchange and User each acknowledge and agree that the Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). The Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. **Fees**. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in the Exchange Rules or posted on the Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, the Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. **DISCLAIMER OF WARRANTY**. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. The Exchange GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY,

OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. **NO LIABILITY FOR TRADES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) THE EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE EXCHANGE; AND (ii) THE EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER THE EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF THE EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, the Exchange WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, the Exchange MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. **NO CONSEQUENTIAL DAMAGES**. ABSENT A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF THE EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, the Exchange MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. **Indemnification by User**. User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with the Exchange were in violation of any state or federal securities law or the Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

18. **Indemnification by the Exchange**. The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. **Termination**. User or the Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, the Exchange may suspend or terminate the Services to User immediately if it determines, in the Exchange's sole reasonable determination, that: (i) User has breached any material term of this

Agreement; (ii) User is engaged in activities that the Exchange determines to be detrimental to the Exchange or its members; (iii) User poses a credit risk to the Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of the Exchange; (v) User has violated any the Exchange Rules; or (vi) User ceases to be a member in good standing with the Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

20. **Acknowledgement of SRO Obligations**. The Exchange represents: (i) that the Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with the Act; and (iv) that the Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of the Exchange. Accordingly, User agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with the Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. The Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by the Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and the Exchange Rules.

21. **Assignment**. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure**. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration**. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment**. The Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Users generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. The Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the

objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to the Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Investors' Exchange LLC

Signature: ______________________________

Printed Name: ___________________________

Title: _________________________________

User: __________________________________

Signature: ______________________________

Printed Name: ___________________________

Title: _________________________________

Date: _________________________________

SECURITIES ROUTING AGREEMENT

Provided that User is a Member or Sponsored Participant of a Member of Investors' Exchange LLC (the "Exchange") and subject to a valid, ongoing User Agreement with the Exchange, IEX Services LLC (hereinafter "IEX Services"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of the Exchange Rules. Whereas IEX Services provides certain order routing services for the Exchange, and User desires to use the order routing facilities of the Exchange, for good and valuable consideration, User and IEX Services agree as follows:

1. **Routing Services**. IEX Services, a wholly owned subsidiary of IEX Group, Inc., agrees to act as agent for User for routing orders entered into the Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with the Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of the Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.
2. **Orders Not Eligible For Routing Services**. User agrees that IEX Services will not handle or otherwise route any orders that are not eligible for order routing in accordance with the Exchange Rules.
3. **Cancellation; Modification of Orders**. User agrees that any requests regarding cancellation or modification of orders shall be subject to the Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside the Exchange will be processed by IEX Services subject to the applicable trading rules of the relevant market center.
4. **Transmission of Order Instructions**. User agrees that all orders on its behalf must be transmitted to IEX Services through the Exchange. User agrees that the Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to IEX Services and for receiving notice regarding such orders. IEX Services shall be entitled to rely upon and act in accordance with any order instructions received from the Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by IEX Services to the Exchange. User shall be notified of such executions through the Exchange.
5. **Clearance and Settlement**. User agrees that all transactions executed on its behalf shall be processed in accordance with the Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by IEX Services shall be automatically processed by the Exchange for clearance and settlement on a locked-in basis.
6. **Information**.

   (a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. IEX Services will not disclose the identity of User or User's customers to any of the Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on the Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over IEX Services, the Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

   (b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by IEX Services without the express, prior written authorization of IEX Services. The receiving party may also disclose Information in accordance with its regulatory obligations.

   (c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. **Term of Agreement**. This Routing Agreement will be effective as of the date executed by IEX Services on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. IEX Services may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member of the Exchange or otherwise authorized to access the Exchange. Upon the termination of this Routing Agreement or the Member Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to the Exchange.

8. **Indemnity**. User agrees to indemnify, defend and hold IEX Services harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of IEX Services routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from IEX Services' willful misconduct, fraud or breach of IEX Services' obligations under this Routing Agreement.

9. **Indemnification by IEX Services**. IEX Services agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of IEX Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **DISCLAIMER OF WARRANTY**. ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY IEX SERVICES, the Exchange OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. **NO LIABILITY FOR TRADES**. ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX SERVICES OR A CLAIM ARISING OUT OF IEX SERVICES'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT IEX SERVICES IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX SERVICES OR A CLAIM ARISING OUT OF IEX SERVICES'S INDEMNIFICATION OBLIGATION, NEITHER IEX SERVICES, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE.

ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF IEX SERVICES TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, the Exchange WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO THE EXCHANGE. NOTWITHSTANDING THE FOREGOING, IEX SERVICES AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE- NUMBERED FROM TIME TO TIME.

12. **NO CONSEQUENTIAL DAMAGES**. ABSENT A CLAIM ARISING OUT OF IEX SERVICES'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL IEX SERVICES OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF IEX SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, IEX SERVICES AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.260 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.
13. **Assignment**. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without IEX Services' prior approval, which will not be unreasonably withheld. IEX Services may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.
14. **Force Majeure**. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither IEX Services nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.
15. **Arbitration**. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.
16. **Amendment**. IEX Services, or the Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that the Exchange distributed the initial notice. IEX Services, or the Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by IEX Services after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. **Miscellaneous**. All notices or approvals required or permitted under this Routing Agreement must be given in writing to IEX Services at 3 World Trade Center, 58th Floor, New York, NY 10007, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between IEX Services and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Investors' Exchange LLC

Signature: ___________________________________

Printed Name: ______________________________

Title: ____

User: ____

Signature: ____________________________________

Printed Name: _________________________________

Title: ____

Date: ____

Addendum F-6

SERVICE BUREAU APPLICATION

An applicant service bureau ("Applicant") applying to receive authorized access to Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "IEX" or the "Exchange", as applicable) as a Service Bureau must complete this Service Bureau Application (the "Application") by executing and delivering all materials listed on the Application Checklist below via email to marketops@iextrading.com / OptionsMktOps@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

APPLICATION CHECKLIST

Service Bureau Application
☐ Service Bureau Application (pg. 2 – 3)
Service Bureau Agreement
☐ Service Bureau Agreement
Connectivity Agreements and Forms
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) ☐ Equities and/or Options Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet) ☐ Equities and/or Options Port Request Form(s), as applicable ☐ Service Bureau Authorization (co-signed by Member Broker-Dealer)

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rules 2.170 or 18.100, as applicable.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at marketops@iextrading.com / OptionsMktOps@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at www.iex.io for additional information regarding the process.

[Remainder of page intentionally left blank.]

SERVICE BUREAU APPLICATION

GENERAL INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)	
Name:	Title:
Phone:	Email:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS		BILLING CONTACT
Firm:		Name:
Address:		Address:
City:		Email:
State:	Zip:	Phone:

PORT SELECTION

Port Type: ☐ FIX Order Entry ☐ FIX Drop Copy ☐ Binary Order Entry ☐ Market Maker Quoting ☐ Purge

Quantity: _______ _______

CONNECTIVITY

Which connectivity option will you use? (check one)

☐ Cross Connect ☐ Extranet: ____________________________ ☐ Other: ____________________________

What type of connection are you requesting? ☐ Test ☐ Production

AUTHORIZATION

The persons listed above are the only individuals authorized to order or update services at IEX on behalf of the Service Bureau. Please contact IEX Market Operations Desk at 646.343.2310 or marketops@iextrading.com / OptionsMktOps@iextrading.com to add or delete such authorized persons.

This form is governed by all of the terms and conditions set forth in the IEX Service Bureau Agreement. The Exchange provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing below, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature.

Members may call the IEX Market Operations Desk at 646.343.2310 to verbally request that all open orders be cancelled or check the status of open orders.

Service Bureau:	Date:
Print Name / Title:	Signature:

Addendum F-7

SERVICE BUREAU AGREEMENT

This Service Bureau Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "IEX" or the "Exchange", as applicable), a Delaware limited liability company, with its principal office at 3 World Trade Center, 58th Floor, New York, NY 10007, and the Authorized Service referenced below ("Service Bureau").

1. **Rights of Service Bureau**. IEX has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Subscribers**. If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement"), pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders to the Exchange, and/or has entered into an IEX Data Subscriber Agreement with IEX (as may be amended, modified or supplemented from time to time, the "Data Agreement"), pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All other Service Bureaus**. If Service Bureau has not entered into a User Agreement or Data Agreement, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees**. Service Bureau agrees to make timely payment of fees charged specifically for linking to the Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be posted on the Exchange's web site, at www.iex.io. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, the Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between the Exchange and Service Bureau. Service Bureau agrees to pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), the Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. The Exchange will use commercially reasonable efforts to provide reasonable advance notice to Service Bureau of any such change to Port Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change, except to the extent a shorter period is: (i) required due to any situation that necessitates a change to Port Fees on an accelerated basis or otherwise precludes such advance notice, or (ii) required pursuant to an order of a court, an arbitrator or a regulatory agency. **Continued access to the Exchange by Service Bureau after the applicable notice period shall constitute acceptance of the Port Fees as so changed.**

5. **Term and Termination**. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours' written notice given by either party to the other.

6. **Notice**. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if and when delivered by electronic mail, hand, overnight courier (signature required), or mailed, certified or registered mail return receipt requested with postage prepaid, to the address of IEX or Service Bureau listed below, or to such other person or address as IEX or Service Bureau may furnish in writing to one another in accordance with this paragraph. Any such notices or communications shall be sent to Market Operations at IEX's principal office.

7. **Amendment; Waiver**. Except as may otherwise be set forth in this Agreement, IEX may alter any term or condition of this Agreement on thirty (30) days' prior written notice to Service Bureau, and continued access to the Exchange by Service Bureau after such date is deemed acceptance of the new term or condition. The means of notifying

Service Bureau of such new term or condition may include emailing such term or condition to Service Bureau. No failure on the part of IEX or Service Bureau to exercise, no delay in exercising and no course of dealing with respect to any right, power or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege under this Agreement.

8. **Assignment**. This Agreement shall inure to the benefit of and shall be binding upon the Parties hereto and their respective permitted successors and assigns. Service Bureau may not assign this Agreement (including by operation of law) without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Service Bureau may assign this Agreement to an affiliate or subsidiary without the prior written consent of IEX, provided that Service Bureau: (i) is not currently in breach of this Agreement or delinquent in any fees owed to IEX hereunder; and (ii) provides prior written notice to IEX. IEX may transfer or assign its rights and/or obligations under this Agreement to an affiliate of IEX upon written notice to Service Bureau, and any such affiliate shall be bound by the provisions hereof.

9. **Governing Law; Venue**. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both Parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement.

10. **Severability; Counterparts**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Bureau: ______________________________

Signature: ______________________________
____

Printed Name: ______________________________
____

Title: ______________________________
____

Date: ______________________________

Investors' Exchange LLC (if applicable)

Signature:

Printed Name:

Title:

IEX Options LLC (if applicable)

Signature: ______________________________

Printed Name: ______________________________

Title: ______________________________

Addendum F-8

SERVICE BUREAU AUTHORIZATION

1. This Service Bureau Authorization (this “Form”) is between Investors’ Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as “IEX” or the “Exchange”, as applicable), a Delaware limited liability company, with its principal office at 3 World Trade Center, 58th Floor, New York, NY 10007, the Member of the Exchange designated below (“Member”), and the Authorized Service Bureau designated below (“Service Bureau”). IEX, Member and Service Bureau are collectively referred to as the “Parties”.

2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with IEX.

3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.

4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member’s MPID. Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member’s MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.

5. Member understands and agrees that it is its sole responsibility to immediately notify IEX in the event that it wishes to terminate this Authorization.

6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours’ prior written notice.

7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF, the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Service Bureau: ______________________________

Signature: ______________________________

Printed Name: ___________________________

Title: _______________________
(must be an officer)

Date: _____________________________________

Service Bureau Contact: ___________________________

Email Address of Contact: _________________________

Member: ________________________________

Signature: _______________________________

Printed Name: ____________________________

Title: ____________________________________
(must be an officer)

Date: ____________________________________

MPID of Member: ___________________________

[IEX Signatures on Following Page]

Investors' Exchange LLC (if applicable)

Signature: ___________________________________

Printed Name: ______________________________

Title: ____

Date: ____

IEX Options LLC (if applicable)

Signature: ____________________________________

Printed Name: _______________________________

Title: ____

Date: ____

Addendum F-9

CONNECTIVITY SERVICES AGREEMENT AND FORMS

A party seeking to obtain connectivity to Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "IEX" or the "Exchange", as applicable) must execute and deliver all materials listed on the Connectivity Checklist below via email to marketops@iextrading.com / OptionsMktOps@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

CONNECTIVITY CHECKLIST

Connectivity Agreements and Forms

Member Broker Dealer

- ☐ Connectivity Services Agreement (pg. 3 – 7)
- ☐ Equities Physical Connectivity Order Form (if Member is accessing Investors' Exchange LLC) (pg. 8)
- ☐ Options Physical Connectivity Order Form (if Member is access IEX Options LLC) (pg. 9)
- ☐ Equities Port Request Form (if Member is *not* connecting via Service Bureau and Member is accessing Investors' Exchange LLC) (available on IEX's website)
- ☐ Options Port Request Form (if Member is *not* connecting via Service Bureau and Member is accessing IEX Options LLC) (available on IEX's website)
- ☐ Service Bureau Authorization (if connecting via Service Bureau) (pg. 11)

Service Bureau

- ☐ Connectivity Services Agreement (pg. 3 – 7)
- ☐ Equities Physical Connectivity Order Form (if Member is accessing Investors' Exchange LLC) (pg. 8)
- ☐ Options Physical Connectivity Order Form (if Member is accessing IEX Options LLC) (pg. 9)
- ☐ Equities Port Request Form (available on IEX's website)
- ☐ Options Port Request Form (available on IEX's website)
- ☐ Service Bureau Authorization (must be co-signed with a Member of the Exchange) (pg. 11)

Data Subscriber

- ☐ Connectivity Services Agreement (pg. 3 – 7)
- ☐ Equities Physical Connectivity Order Form (if Member is accessing Investors' Exchange LLC) (pg. 8)
- ☐ Options Physical Connectivity Order Form (if Member is accessing IEX Options LLC) (pg. 9)

Clearing Agency (if connecting to the Exchange for drop copies)

- ☐ Connectivity Services Agreement (pg. 3 – 7)
- ☐ Equities Physical Connectivity Order Form (if Member is accessing Investors' Exchange LLC) (pg. 8)
- ☐ Options Physical Connectivity Order Form (if Member is accessing IEX Options LLC) (pg. 9)
- ☐ Equities Port Request Form (available on IEX's website)

- ☐ Options Port Request Form (available on IEX's website)

Extranet Provider

- ☐ Connectivity Services Agreement (pg. 3 – 7)
- ☐ Equities Physical Connectivity Order Form (if Member is accessing Investors' Exchange LLC) (pg. 8)
- ☐ Options Physical Connectivity Order Form (if Member is access IEX Options LLC) (pg. 9)
- ☐ Extranet Addendum to the Connectivity Services Agreement (pg. 13)

Sponsored Participant

- ☐ N/A

Note: All agreements and forms sent to the Exchange will be reviewed for completeness. User is required to notify IEX of any information/documentation submitted as part of this connectivity process that becomes inaccurate or incomplete following submission. All agreements and forms are deemed confidential by IEX and are handled in a secure environment. Agreements or forms may, however, be shared with regulators, self-regulatory organizations (e.g., FINRA) or as requested by professional advisors or auditors bound by customary obligations of confidentiality.

If you have questions on completing the Connectivity Checklist, you may direct them to Market Operations at marketops@iextrading.com / OptionsMktOps@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at www.iex.io for additional information regarding the process.

[Remainder of page intentionally left blank.]

CONNECTIVITY SERVICES AGREEMENT

This Connectivity Services Agreement ("**Agreement**") is a binding agreement between you ("**User**") and Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "**IEX**" or the "**Exchange**", as applicable), each of which is a Delaware limited liability company, with its principal office at 3 World Trade Center, 58th Floor, New York, NY 10007, and shall be effective as of the date executed on the signature page hereof (the "**Effective Date**").

1. **Services**. This Agreement authorizes User to receive the Services. As used in this Agreement, "**Services**" shall mean those services described on User's connectivity order form attached hereto (the "**Order Form**"). User acknowledges and agrees that nothing in this Agreement constitutes an agreement by IEX to continue any aspect of the Services in their current form. IEX may from time to time make additions, deletions, or modifications to the Services. In such event, IEX shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following such modification will constitute User's acceptance of the modification.

2. **Connectivity and Redistribution**. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access IEX physically, in order to provide Authorized Third Parties (as defined herein) with access to IEX and/or certain data feeds associated therewith and/or certain other authorized non-IEX services. In order to receive and/or redistribute IEX data, User shall also enter into an IEX Data Subscriber Agreement with IEX. Nothing herein shall limit User's requirements and obligations arising under the IEX Data Subscriber Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to IEX. User shall comply with all reasonable security specifications or requirements of IEX in order to prevent IEX and IEX data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to IEX unless such third party is an Authorized Third Party, pursuant to IEX's prior written consent. For purposes of this Agreement, an "**Authorized Third Party**" is a party that IEX has approved to connect to IEX via connectivity supplied by User.

   (a) Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to IEX that includes the name and contact information of the party to whom connectivity will be provided. IEX will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by IEX, User may not provide the applicable party with connectivity to IEX. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to IEX that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to IEX pursuant to this Agreement shall be given in accordance with the IEX Connectivity Manual available at https://www.iextrading.com/trading/documents, as may be amended from time to time (the "**IEX Connectivity Manual**"). If any Authorized Third Party fails to comply with any of the conditions, terms, or provisions of this Agreement (as applicable to such Authorized Third Party), an IEX Data Subscriber Recipient Agreement, or any other agreement between an Authorized Third Party and IEX or an IEX affiliate, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from IEX of such failure or untruth, cease providing access to IEX and/or IEX data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to IEX.

   (b) List of Authorized Third Parties. User shall maintain, keep current, and provide to IEX promptly upon request a list of Authorized Third Parties to whom User provides access to IEX and/or certain data feeds associated therewith. Unless otherwise provided by IEX, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

   (c) Network Requirements. User must comply with all applicable IEX Network Requirements, contained in the Connectivity Manuals. IEX will provide notice of any material amendments to the IEX Network Requirements and User shall comply with the amended IEX Network Requirements within thirty (30) days of receipt of such notice.

3. **Fees**.

   (a) Services Fees. The fees for the services are set forth on the applicable Fee Schedules, available at https://www.iextrading.com/trading/fees.

   (b) Adjustments to Services Fees. IEX may adjust the fees for the Services upon reasonable notice to User.

4. Term. The term of this Agreement shall commence upon the Effective Date and shall continue unless terminated by User or IEX as provided below.

5. Termination.

(a) By User. User may terminate this Agreement, or cancel any physical connection provided hereunder, upon thirty (30) days' prior written notice to IEX. Notwithstanding the foregoing, User may terminate this Agreement with notice to IEX that User objects to an amendment to the Agreement made by IEX in its sole discretion, which termination is effective on the effective date of such amendment. With respect to Order Entry Ports, Quote Entry Ports, Drop Copy Ports or any other logical ports that IEX may offer from time to time (each, a "Logical Port"), User may cancel any such Logical Port by submitting an Options Port Request Form and/or such other documentation as may be required by IEX via email to marketops@iextrading.com, or by any other method agreed to by IEX. Logical Port cancellation requests received by IEX by 4:00 p.m. ET on any business day shall be effective as of the following business day (e.g., if a cancellation request is received by IEX by 4:00 p.m. ET on the last business day of a calendar month, Users shall not be required to pay any applicable fees for such Logical Port for the following calendar month).

(b) By IEX. IEX may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party at any time upon sixty (60) days' prior written notice to User. Notwithstanding the foregoing, IEX may suspend or terminate the Services immediately upon notice to User if it determines, in IEX's sole reasonable discretion, that: (i) User has breached any material term of this Agreement and has not cured within thirty (30) days of receipt of such notification by IEX; (ii) User is engaged in activities that IEX determines are or may be detrimental to IEX, its investors, or its Members (as defined in the IEX Rule Book available at https://www.iextrading.com/trading/documents), as may be amended from time to time (the "**Exchange Rules**"), as applicable, including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to IEX, its investors, or its Members; (iv) User is retransmitting or republishing any IEX data feeds, including market data, or providing any connectivity to IEX without signing the required agreement(s); (v) User has violated any Exchange Rules; or (vi) if User is a Member of IEX, User ceases to be a Member in good standing with IEX, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

(c) Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to IEX any and all amounts owed to IEX under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then-current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay IEX the monthly Services fees for the entire month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 5(c), 6 through 12, and 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services. Any termination of an Agreement pursuant to its terms shall be without prejudice to the accrued rights of either party.

6. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY IEX WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. IEX GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY IEX OR A CLAIM ARISING OUT OF IEX'S INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL IEX OR ITS AGENTS, AFFILIATES, OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM, OR EXPENSE THAT IS

NOT DIRECT, INCLUDING WITHOUT LIMITATION CONSEQUENTIAL, EXEMPLARY, INDIRECT, SPECIAL, PUNITIVE, OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES, OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, IEX MAY BE LIABLE TO USER, IF USER IS AN EXCHANGE MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN-APPLICABLE EXCHANGE RULES CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF IEX'S INDEMNIFICATION OBLIGATIONS STATED BELOW, IEX'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF IEX'S ACT OR OMISSION, AND (ii) US $10,000.

8. **Indemnification by User**. User agrees to indemnify and hold harmless IEX, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct, indirect, consequential, exemplary, punitive, special, lost profits, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third-party claim alleging any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from IEX's willful misconduct, fraud, or breach of IEX's obligations under this Agreement.

9. **Indemnification by IEX**. IEX agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct, indirect, consequential, exemplary, punitive, special, lost profits, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third-party claim that the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret, or other intellectual property right.

10. **Assignment**. User may not assign this Agreement in whole or in part without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, User may assign this Agreement in its entirety to (a) a successor of User, by consolidation, merger, or operation of law; or (b) a purchaser of all or substantially all of User's assets, provided that User (i) is not currently in breach of this Agreement and (ii) provides prior written notice to IEX. IEX may require the assignee to sign a new agreement with IEX or to provide such other information as IEX shall reasonably request. IEX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party pursuant to written notice to User.

11. **Force Majeure**. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder caused by an event that is beyond the party's control; provided, however, that such party shall use commercially reasonable efforts to remedy the situation and resume performance as specified in this Agreement.

12. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

13. **Amendment**. Except as may otherwise be set forth in this Agreement, IEX or its affiliates may amend this Agreement (i) upon sixty (60) days' prior written notice to User, and any receipt or use of Services after such date is deemed acceptance or (ii) by posting the amendment to the IEX website, and any receipt or use of IEX Data after sixty (60) days of the posting date is deemed acceptance. The means of notifying User of such amendment may include, but is not limited to, emailing such term(s) or condition(s) to User or posting such alteration(s) on IEX's website upon written notice to User.

14. **Miscellaneous**. Any notice given pursuant to this Agreement shall be in writing. Notice to User may be given by nationally recognized overnight courier service to the address for User set forth on the signature page hereto or otherwise on file with IEX or by email to the email address for User on file with IEX. Notice to IEX may be given by the same means to the address or email address of IEX set forth in the IEX Market Data Policies, available at

https://www.iextrading.com/trading/documents. Either party may change its address or email address for receipt of notices by providing notice of the change to the other party. Notice shall be deemed to have been given two (2) days after the date that a properly addressed document is delivered by overnight delivery service. Notice by email shall be deemed to have been given the next business day after delivery, which may be evidenced by an electronic delivery receipt. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties agree that disputes relating to this Agreement shall be resolved solely in the state and federal courts in Manhattan, New York, and each party hereby submits to the jurisdiction of such courts. THE PARTIES HEREBY AGREE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM, OR ACTION ARISING FROM THE TERMS OF THIS AGREEMENT. This Agreement, together with the Order Form, any addendums or schedules hereto, and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between IEX and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter. In the event of any conflict between the business terms of this Agreement and any business terms set forth in an Order Form, such terms set forth in the Order Form shall govern.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Investors' Exchange LLC (if applicable)

Signature: ______________________

Printed Name: ______________________

Title: ______________________

IEX Options LLC (if applicable)

Signature: ______________________

Printed Name: ______________________

Title: ______________________

User: ______________________

Signature: ______________________

Printed Name: ______________________

Title: ______________________

Address: ______________________

____

Date: ______________________

USER INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Address:	Address:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS		BILLING CONTACT
Firm:		Name:
Address:		Address:
City:		Email:
State:	Zip:	Phone:

EQUITIES PHYSICAL CONNECTIVITY ORDER FORM

CONTACT INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS		BILLING CONTACT
Address:		Name:
City:		Email:
State:	Zip:	Phone:

SWITCH PORT* SELECTION	
Specify Side and Quantity:	Customer Public BGP ASN:
IEX POP: Equinix NY5 (Secaucus, NJ) ☐ A-Side Qty: ____________________ ☐ B-Side Qty: ____________________	
Disaster Recovery: Equinix CH4 (Chicago, IL) ☐ C-Side Qty: ____________________	Customer Public IP Range:
IEX Test Facility ("ITF"): Equinix NY5 (Secaucus, NJ) ☐ I-Side Qty: ___________________	
Add:	Remove:
Authorized Contact Name:	
Authorized Signature:	Date:

*NOTE THAT THE 10GBPS IS THE ONLY PHYSICAL INTERFACE AVAILABLE FOR NEW PHYSICAL CONNECTIVITY ORDERS INTO THE IEX POP AND DISASTER RECOVERY DATA CENTER. 1GPS INTERFACES ARE THE DEFAULT PHYSICAL INTERFACE AVAILABLE INTO THE IEX TEST FACILITY.

OPTIONS PHYSICAL CONNECTIVITY ORDER FORM

CONTACT INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS		BILLING CONTACT
Address:		Name:
City:		Email:
State:	Zip:	Phone:

SWITCH PORT* SELECTION Network connection supports either 1GBASE-LR or 10GBASE-LR only. Link must use Single-Mode Fiber (SMF).	
Specify Side and Quantity:	Customer Public BGP ASN:
IEX POP: Equinix NY3 (Secaucus, NJ) ð A-Side Qty: ____________________ ð B-Side Qty: ____________________	Interface Speed Primary Datacenter: ð 1 Gbps ð 10 Gbps
Disaster Recovery: QTS CH1(Chicago, IL) ð C-Side Qty: ____________________	Customer Public IP Range: Interface Speed Disaster Recovery Datacenter: ð 1 Gbps ð 10 Gbps
IEX Test Facility (“ITF”): Equinix NY3 (Secaucus, NJ) ð I-Side Qty: ___________________	
Add:	Remove:
Authorized Contact Name:	
Authorized Signature:	Date:

*Note that either 1Gbps or 10Gbps physical interface is available for new physical connectivity orders into the IEX POP and Disaster Recovery data center. 1Gps interface is the default and only physical interface available into the IEX Test Facility. Customers connecting from NY4, NY5, NY6, or NY3 should order a cross-connect through Equinix directly to the IEX Point of Presence (POP) located in NY3. The connection will then be equalized using IEX's proprietary Equalization infrastructure. See IEX Connectivity Manual for additional details.

SERVICE BUREAU AUTHORIZATION

1. This Service Bureau Authorization (this "Form") is between Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "IEX" or the "Exchange", as applicable), a Delaware limited liability company, with its principal office at 3 World Trade Center, 58th Floor, New York, NY 10007, the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau"). IEX, Member and Service Bureau are collectively referred to as the "Parties".
2. The Service Bureau acknowledges that it is a party to a Service Bureau Agreement with IEX.
3. This Authorization authorizes the Service Bureau to enter, cancel and execute orders, as well as to make any modifications thereto, on the Exchange on behalf of the Member. Service Bureau further represents and warrants that it will only route orders to the Exchange on behalf of the Member with which it has executed this Authorization.
4. By executing this Authorization, the undersigned Member agrees that it is responsible for all orders entered on the Exchange by or through the Service Bureau using Member's MPID. Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange by or through the Service Bureau using Member's MPID, regardless of whether such orders were provided to the Exchange in error by Service Bureau.
5. Member understands and agrees that it is its sole responsibility to immediately notify IEX in the event that it wishes to terminate this Authorization.
6. This Authorization is for the term of one (1) year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours' prior written notice.
7. This Authorization will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Member and Service Bureau submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Authorization.

IN WITNESS WHEREOF, the Parties have executed this Service Bureau Authorization effective as of the date set forth below.

Service Bureau: ______________________________

Signature: ______________________________

Printed Name: __________________________

Title: _______________________

(must be an officer)

Date: _______________________________________

Service Bureau Contact: __________________________

Email Address of Contact: _________________________

Member: ________________________________

Signature: _______________________________

Printed Name: ____________________________

Title: ____________________________________

(must be an officer)

Date: ____________________________________

MPID of Member: ___________________________

[IEX Signatures on Following Page]

Investors’ Exchange LLC (if applicable)

Signature: ____________________________

Printed Name: ________________________

Title: ________________________________

Date: _________________________________

IEX Options LLC (if applicable)

Signature: _____________________________

Printed Name: _________________________

Title: _________________________________

Date: _________________________________

EXTRANET ADDENDUM TO THE IEX CONNECTIVITY SERVICES AGREEMENT

This Addendum (this "**Addendum**"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "**IEX**" or the "**Exchange**", as applicable) and the user referenced below ("**User**"). Terms not defined in this Addendum shall have the meanings set forth in that certain Connectivity Services Agreement executed by and between IEX and User, as may be amended from time to time (the "**Connectivity Services Agreement**").

User's execution of this Addendum is optional. By signing this Addendum, User identifies itself as an extranet (an "**Extranet**") and agrees to adhere to all obligations of an Extranet as set forth in the IEX Extranet Manual, as may be amended from time to time (the "**Extranet Manual**"), and authorizes IEX to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on IEX's website.

Executed versions of this Addendum and any other requested documents can be delivered to IEX via email to marketops@iextrading.com / OptionsMktOps@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

TERMS OF ADDENDUM

Whereas IEX provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and IEX agree as follows:

1. **Scope**. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.
2. **Modification of Connectivity Services Agreement**. User hereby requests that IEX identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to IEX for use by multiple members. IEX agrees that it will include User's sales contact and service offerings in materials made publicly available by IEX, including publication on IEX's website and/or any other promotional materials as determined in IEX's reasonable discretion, within two (2) weeks of both execution of this Addendum and verification that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.
3. **Obligations of Extranet**. By entering into this Addendum, User acknowledges and agrees to the following:
   (a) User has no rights in or to IEX data, except for the right to transmit the IEX data to the degree permitted under this Addendum, the Connectivity Services Agreement and the IEX Data Subscriber Agreement. User acknowledges and agrees that IEX has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by IEX, in the information and data that relates to individuals and entities that are regulated by IEX, and in the information and data that relates to activities that are regulated or operated by IEX, and (ii) compilation rights or other rights in information and data gathered from other sources. All IEX data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of IEX. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensees, transferees and assignees, of the proprietary rights of IEX to IEX data and IEX's networks and system.

   (b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services

Agreement) or alter IEX data received through and from its connection to IEX; (ii) not to affect the integrity of IEX data; and (iii) not to render IEX data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of IEX data, its connection to any of IEX's systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Investors' Exchange LLC (if applicable)		User:	____________________
Signature:	____________________	Signature:	____________________
Printed Name:	____________________	Printed Name:	____________________
Title:	____________________	Title:	____________________
Date:	____________________	Date:	____________________

IEX Options LLC (if applicable)

Signature: ____________________

Printed Name: ____________________

Title: ____________________

Date: ____________________

Addendum F-10

iex exchange | iex

IEX DATA SUBSCRIBER AGREEMENT AND FORMS

Each Data Subscriber applying to receive authorized access to Investors' Exchange LLC and/or IEX Options LLC (individually and collectively referred to herein as "IEX", as applicable) data must complete, sign and deliver the identified materials on the checklist below via email to marketops@iextrading.com / OptionsMktOps@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

CHECKLIST

IEX Data Subscriber Agreement and Forms
☐ IEX Data Subscriber Agreement (pg. 2 – 13) ☐ Data Request Form (Exhibit A to IEX Data Subscriber Agreement) ☐ List of Affiliates (Exhibit B to IEX Data Subscriber Agreement)
Connectivity Services Agreement and Forms
☐ Connectivity Services Agreement (if connecting via Cross-Connect or Private Line Ethernet) ☐ Physical Connectivity Order Form (if connecting via Cross-Connect or Private Line Ethernet)

Note: All agreements and forms sent to IEX will be reviewed for completeness. Data Subscriber is required to promptly notify IEX in writing of any information or documentation submitted that becomes inaccurate or incomplete following submission and provide an update to such information or documentation. All agreements and forms are deemed confidential by IEX. Agreements or forms may, however, be shared with regulators, self-regulatory organizations (e.g., FINRA) or professional advisors or auditors upon request who are bound by customary obligations of confidentiality.

[Remainder of page intentionally left blank.]

IEX DATA SUBSCRIBER AGREEMENT

This IEX Data Subscriber Agreement and the Exhibits attached hereto (collectively, this “Agreement”) is made by and between IEX (as defined below) and the undersigned Data Subscriber, with an effective date as of the date executed by Data Subscriber (as indicated on the signature page hereto). This Agreement is supplemented by the (i) IEX Market Data Policies, Regulatory Requirements, Fee Schedule, IEX Specifications, and any other documents incorporated by reference, in each case as amended from time to time and available on the IEX Website, www.iex.io or its successor site(s) and (ii) any Additional Agreements (as defined below) (collectively clauses (i) and (ii), the “Additional Documentation”). Data Subscriber warrants and covenants to be bound by the Additional Documentation to the same extent as this Agreement. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in the IEX Market Data Policies, Regulatory Requirements, Fee Schedule, IEX Specifications or other document incorporated by reference, as the case may be.

1. **Definitions.** The following terms, when used in this Agreement, shall have the meanings set forth below:

“Act” means the Securities Exchange Act of 1934, as amended.

“Additional Agreements” means any additional terms and conditions or agreements entered into in writing by Data Subscriber with IEX relating to the subject matter hereof, including but not limited to, the Connectivity Services Agreement, in each case as the same may be amended from time to time.

“Affiliate” means any individual, corporation, company, partnership, limited partnership, limited liability company, trust, association or other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such party.

“Claims and Losses” means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, proceedings, costs, fines, judgments, settlements, and reasonable costs and expenses of whatever nature whether or not foreseeable, including but not limited to, reasonable administrative costs, investigatory costs, litigation costs, and auditors’ and attorneys’ fees and expenses and related disbursements.

“Controlled Data Recipient” means any Person who (i) receives IEX Market Data from a Data Subscriber via Controlled Distribution, and (ii) is not a Data User or Affiliate of such Data Subscriber.

“**Controlled Distribution**” has the meaning set forth in the IEX Market Data Policies.

“Data Subscriber” means the undersigned, or as context requires any other Person that receives IEX Market Data, either directly from IEX or from another Data Subscriber, and is required to sign an IEX Data Subscriber Agreement pursuant to the IEX Market Data Policies. Data Subscriber does not include any Service Facilitator.

“Data Subscriber Indemnified Parties” means, collectively, Data Subscriber and its Affiliates, and its and their respective owners, officers, directors, employees, and agents.

“Data User” means any internal user of a Data Subscriber that receives IEX Market Data.

“Delayed IEX Market Data” has the meaning set forth in the IEX Market Data Policies.

“Derived Data” means any information generated in whole or in part from IEX Market Data if and only if the information generated cannot be reverse engineered to recreate all or a portion of any IEX Market Data or be used to create other data or information that is recognizable as a reasonable substitute for IEX Market Data. Derived Data does not include indices, financial instruments or other investment products created in whole or in part from IEX Market Data whether or not such indices, financial instruments or other investment products otherwise meet the definition of Derived Data.

“External Data Subscriber” means any Person who (i) receives IEX Market Data from a Data Subscriber via Uncontrolled Distribution, and (ii) is not a Data User or Affiliate of such Data Subscriber.

“Fee Schedule” means the schedule of fees for IEX Market Data, as may be amended from time to time; available at https://www.iexexchange.io/resources/trading/fee-schedule its successor site(s).

“IEX” means Investors’ Exchange LLC or its successors or assigns and/or IEX Options LLC or its successors or assigns, as applicable.

"IEX Controlled Data Recipient Agreement" means the IEX Controlled Data Recipient Agreement, as may be amended from time to time; available at https://www.iexexchange.io/resources/trading/documents or its successor site(s).

"IEX Indemnified Parties" means, collectively, IEX and its subsidiaries, parent, Affiliates, third-party information providers, and its and their respective owners, managers, officers, directors, employees, shareholders, advisors, representatives and agents.

"IEX Market Data" means data and other information distributed by IEX, including but not limited to, the IEX TOPS and IEX DEEP feeds or any other market data products provided by IEX. For purposes of clarity, IEX Market Data does not include IEX Historical Data, which IEX may make available from time to time, as further described in the IEX Market Data Policies.

"IEX Market Data Policies" means the policies with respect to the receipt, use and distribution of IEX Market Data, as may be amended from time to time; available at https://www.iexexchange.io/resources/trading/documents or its successor site(s).

"IEX Rule Book" means the IEX rule book, as may be amended from time to time; available at https://www.iexexchange.io/resources/trading/documents or its successor site(s).

"IEX Specifications" means the specifications for the IEX System with which Data Subscriber's system(s) must comply, as may be amended from time to time; available at https://www.iexexchange.io/resources/trading/documents or its successor site(s).

"IEX System" means IEX's system for the creation of, provision of access to and/or distribution of IEX Market Data.

"IEX Website" means the IEX website located at www.iex.io or its successor site(s).

"Member" means any member of IEX, as defined in the IEX Rule Book.

"Member Data Subscriber" means a Data Subscriber who is also a Member.

"Person" means any individual natural person, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Real-Time IEX Market Data" has the meaning set forth in the IEX Market Data Policies.

"Regulatory Requirements" means, as in effect from time to time, (a) the rules, regulations, interpretations, decisions, opinions, orders, and other requirements of the U.S. Securities and Exchange Commission or other applicable regulatory authorities; (b) the rules and regulations, disciplinary decisions, and rule interpretations of IEX; (c) IEX's decisions, interpretations, user guides, operating procedures, requirements, and other documentation that is regulatory or technical in nature published on the IEX Website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other legal or regulatory requirements.

"Service Facilitator" means a third party authorized by IEX to (i) receive IEX Market Data from Data Subscriber solely for the purpose of facilitating the distribution of IEX Market Data to Data Subscriber's Data Users, Controlled Data Recipients or External Data Subscribers, or (ii) provide hosting services to Data Subscriber solely for technology support purposes without using IEX Market Data for its own consumption or distribution to any third party other than Data Subscriber.

"Uncontrolled Distribution" has the meaning set forth in the IEX Market Data Policies.

"User Agreement" means the agreement (either via a written contract or via rules in the IEX Rule Book applicable to Members, in each case as amended from time to time) by and between a Member Data Subscriber and IEX, pursuant to which Data Subscriber has the right to access IEX to, among other things, enter orders on IEX, receive status updates on orders, cancel orders, and execute trades against orders on IEX.

2. **Member Data Subscribers.** All rights under this Agreement granted to any Member Data Subscriber are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to and restrictions imposed on Data Subscriber under their respective User Agreement. Each Member Data Subscriber expressly acknowledges and agrees that (a) this Agreement does not limit or reduce in any way Data Subscriber's obligations and responsibilities as a Member; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by IEX to enforce compliance with, or impose sanctions for violations of, applicable Regulatory Requirements; and (c) any material breach of Member's obligations under this Agreement

could result in the suspension or cancellation of Data Subscriber's membership on IEX in accordance with applicable Regulatory Requirements.

3. **License.** Subject to the terms of this Agreement and Data Subscriber's Data Request Form as approved by IEX, IEX hereby grants to Data Subscriber a worldwide, limited, non-exclusive, non-transferable (except as provided in Section 18), revocable license permitting Data Subscriber to: (a) access, store, process, commingle, use and distribute for their own internal purposes, any IEX Market Data received directly from IEX or from another authorized Data Subscriber; and (b) create, use and distribute Derived Data. If Data Subscriber or its Data Users desires to distribute IEX Market Data to Controlled Data Recipients or External Data Subscribers, Data Subscriber must (i) indicate this desire on Exhibit A – Data Request Form, (ii) control each Controlled Data Recipient's and External Data Subscriber's entitlement to the IEX Market Data in accordance with the IEX Market Data Policies, and (iii) ensure that each Controlled Data Recipient and External Data Subscriber, if required under the IEX Market Data Policies, has entered into the applicable agreement as set forth in the IEX Market Data Policies permitting such Controlled Data Recipient or External Data Subscriber to access such IEX Market Data. For purposes of clarity, Data Subscriber may distribute Derived Data to any Controlled Data Recipient or External Data Subscriber free of charge and without such Controlled Data Recipient or External Data Subscriber having to enter into any agreement. Data Subscriber must require that all of its Data Users, Controlled Data Recipients, and External Data Subscribers (i) attribute IEX as the source of the IEX Market Data as further outlined in the IEX Market Data Policies and (ii) display the required delay disclaimer, where applicable, as further outlined in the IEX Market Data Policies.

   Data Subscriber may use a Service Facilitator to facilitate Data Subscriber's distribution of IEX Market Data, provided that Data Subscriber has a legally valid and enforceable contract with such Service Facilitator, prior to distributing any IEX Market Data to any Service Facilitator, that (i) includes all limitations on the Service Facilitator's right to distribute the IEX Market Data to third parties; and (ii) protects IEX and the IEX Indemnified Parties to the same extent as if the Service Facilitator had signed an IEX Data Subscriber Agreement with IEX directly.

   Notwithstanding anything else to the contrary, Data Subscriber shall not and shall cause all of its Data Users, Affiliates, Controlled Data Recipients, and External Data Subscribers (unless such Controlled Data Recipients or External Data Subscribers are party to an IEX Data Subscriber Agreement) not to (i) access, store, process, commingle, use, or distribute IEX Market Data except as expressly permitted under this Agreement, (ii) use or permit any third party to use IEX Market Data for the creation or calculation of any index or similar work, or in connection with the creation of any financial instrument or investment product, except as authorized in writing in advance by IEX, (iii) format, display, or alter the information or data received through and from the IEX Market Data in violation of IEX requirements, including but not limited to, the IEX Specifications; (iv) alter the IEX Market Data in any manner that adversely affects its accuracy or integrity or otherwise renders the IEX Market Data unfair, uninformative, fictitious, misleading, or discriminatory; or (v) interfere with or adversely affect any of the component parts or processes of the IEX Market Data or the IEX System, the use thereof by any other authorized Persons, or the distribution or operation of the IEX Market Data or the IEX System.

   Except as set forth in this Section 3, no other express or implied license is granted to Data Subscriber pursuant to this Agreement and the Additional Documentation. All rights to the IEX Market Data not expressly granted by IEX to Data Subscriber in this Agreement are hereby expressly reserved to IEX. Except as expressly provided in this Agreement, IEX does not grant to Data Subscriber any right, title or interest in, or a license to use, the IEX Market Data, whether by implication, estoppel or otherwise.

4. **Data Request Form; Requirements.** Data Subscriber represents, warrants and covenants that Data Subscriber's Data Request Form, including but not limited to, the list of External Data Subscribers and the detailed description of Data Subscriber's system, data processing equipment, software, and communications facilities for accessing, storing, processing, commingling, using, and distributing the IEX Market Data, is and will be true, complete and not misleading. The Data Request Form (and each update thereto) shall be subject to the approval of IEX, not to be unreasonably withheld. Any use of IEX Market Data by Data Subscriber, its Affiliates or its Data Users, unless expressly described in Data Subscriber's Data Request Form and approved by IEX, is prohibited.

   If Data Subscriber desires to make any use of IEX Market Data in any manner not then expressly described in Data Subscriber's Data Request Form or otherwise needs to update the Data Request Form, Data Subscriber must first submit an updated Data Request Form to IEX for approval, which approval shall not be unreasonably withheld. Once Data Subscriber's updated Data Request Form is approved by IEX and upon Data Subscriber's payment of the fees, if any, applicable to the approved use and requested by IEX prior to such approval, then Data Subscriber may proceed with using IEX Market Data in accordance with the updated Data Request Form.

Data Subscriber agrees to maintain effective controls in accordance with the IEX Market Data Policies for any part of Data Subscriber's product(s) or service(s) which provides access to IEX Market Data, including but not limited to, being able to identify, track and record all authorized access to IEX Market Data as well as prevent any unauthorized access to IEX Market Data. Data Subscriber shall comply with all reasonable security specifications or access control requirements of IEX, including but not limited to those specified in the IEX Market Data Policies, IEX Specifications, Regulatory Requirements and any other Additional Documentation to prevent IEX Market Data from being improperly accessed, used, distributed or otherwise misappropriated. Data Subscriber agrees to use commercially reasonable efforts to prevent any Person from obtaining IEX Market Data through its system, data processing equipment, software or communications facilities, except in compliance with this Agreement. In the event Data Subscriber has reason to believe any IEX Market Data is being obtained by an unauthorized Person from Data Subscriber, its Affiliates or its Data Users, Data Subscriber agrees to use commercially reasonable efforts to ascertain the source from which, and the manner in which, the same is being obtained and to promptly inform IEX in writing and cooperate with IEX fully with respect thereto.

5. **Affiliates.** Data Subscriber may permit Affiliates to access, store, process, commingle, use and distribute for their own internal purposes, any IEX Market Data from Data Subscriber only after providing IEX the name and other information regarding such Affiliates in the form of a completed Exhibit B – List of Affiliates, attached hereto and as may be amended by Data Subscriber from time to time. All of the rights and licenses granted to, and all obligations of, Data Subscriber under this Agreement will apply to such Affiliate(s) to the same extent as applicable to Data Subscriber. Data Subscriber may delegate any of its responsibilities, obligations, or duties under or in connection with this Agreement to an Affiliate listed on Exhibit B – List of Affiliates, and such Affiliate may discharge those responsibilities, obligations, or duties on behalf of the Data Subscriber in accordance with this Agreement so long as the Data Subscriber remains primarily liable and responsible for such responsibilities, obligations and duties.

   DATA SUBSCRIBER SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL INDEMNIFY, DEFEND, AND HOLD HARMLESS THE IEX INDEMNIFIED PARTIES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA SUBSCRIBER, AND DATA SUBSCRIBER AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). For the avoidance of doubt, any Affiliate of Data Subscriber that is not identified by Data Subscriber to IEX on Exhibit B – List of Affiliates pursuant to this Section 5 shall not be entitled to exercise the rights of Data Subscriber set forth herein, and Data Subscriber shall ensure that no such Affiliate receives any IEX Market Data from Data Subscriber.

6. **Qualification Requirements; Data Subscriber Indemnification.** Data Subscriber shall only provide access to, or permit access to, all or any part of IEX Market Data to Data Users, Controlled Data Recipients or External Data Subscribers that, at the time of having such access, are of a type qualified to receive IEX Market Data from Data Subscriber in accordance with the terms of this Agreement and the Additional Documentation. Data Subscriber agrees that IEX may have different qualification requirements for different Data Users, Controlled Data Recipients and External Data Subscribers.

   DATA SUBSCRIBER SHALL DEFEND, INDEMNIFY AND HOLDHARMLESS THE IEX INDEMNIFIED PARTIES AND ANY THIRD PARTIES THAT PROVIDE INFORMATION, GOODS, AND SERVICES TO IEX IN CONNECTION WITH THIS AGREEMENT OR THE ADDITIONAL DOCUMENTATION FROM CLAIMS AND LOSSES BASED ON, RELATED TO OR ARISING FROM IEX MARKET DATA RECEIVED BY DATA SUBSCRIBER (INCLUDING BUT NOT LIMITED TO, ANY IEX MARKET DATA ACCESSED, STORED, PROCESSED, COMMINGLED, USED, AND/OR DISTRIBUTED BY DATA SUBSCRIBER) AS WELL AS FROM CLAIMS AND LOSSES BASED ON, RELATED TO OR ARISING FROM DATA SUBSCRIBER'S DISTRIBUTION OF IEX MARKET DATA TO A CONTROLLED DATA RECIPIENT, EXTERNAL DATA SUBSCRIBER OR OTHER PERSON WHO DOES NOT HAVE A COMPLETE AND PROPERLY EXECUTED IEX DATA SUBSCRIBER AGREEMENT.

   Data Subscriber shall (i) promptly and diligently enforce and monitor each of its Data Users', Affiliates', Controlled Data Recipients' and External Data Subscribers' (unless such Controlled Data Recipient or External Data Subscriber is a party to an IEX Data Subscriber Agreement) compliance with the terms of this Agreement and IEX Controlled Data Recipient Agreement, as applicable, and be liable for any breaches by such Data Users, Affiliates, Controlled Data Recipients or External Data Subscribers of such terms, including nonpayment of any fees owed to IEX; (ii) provide IEX written notice of any violation thereof by a Data User, Affiliate, Controlled Data Recipient or External Data Subscriber, immediately upon becoming aware of such violation; (iii) provide IEX notice of termination by a Controlled Data Recipient or External Data Subscriber of its IEX Data Subscriber Agreement immediately upon notice of such termination; (iv) timely provide IEX any assistance as IEX may reasonably request in enforcing IEX's rights against any Data User, Affiliate, Controlled Data Recipient or External Data Subscriber under any IEX Data Subscriber

Agreement or IEX Controlled Data Recipient Agreement; (v) upon IEX's request, promptly cease providing any IEX Market Data to any Data User, Affiliate, Controlled Data Recipient or External Data Subscriber; and (vi) provide IEX written notice promptly upon becoming aware of any acts or omissions of any Data User, Affiliate, Controlled Data Recipient, External Data Subscriber or other Person, in addition to those otherwise required to be reported herein, which Data Subscriber believes, in its reasonable discretion, might jeopardize or prejudice the rights of IEX, its Affiliate(s) or third-party information provider(s) in any IEX Market Data or threaten the security or operations of any systems or other technology utilized by or on behalf of IEX, its Affiliate(s) or any other Data Subscriber to distribute any IEX Market Data. Data Subscriber shall be solely responsible for the acts and omissions of its Data Users and Affiliates.

If any Controlled Data Recipient or External Data Subscriber of Data Subscriber fails to comply with any of the terms or conditions of this Agreement, its agreement with IEX or Data Subscriber for IEX Market Data, or any other agreement between such Controlled Data Recipient or External Data Subscriber and IEX (including but not limited to, the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Subscriber shall, within 5 business days after receipt of notice from IEX of such failure or untruth, cease providing IEX Market Data to such Controlled Data Recipient or External Data Subscriber and shall promptly thereafter confirm such cessation by written notice to IEX. Any failure to comply with this provision may result in IEX suspending Data Subscriber's access to IEX Market Data as determined in IEX's sole discretion.

7. **Record Retention; Reporting.** Data Subscriber shall maintain complete and accurate records relating to its and its Affiliates' and each Data User's access, storage, processing, commingling, use and distribution of IEX Market Data in accordance with this Agreement, the IEX Market Data Policies, Regulatory Requirements, and other such information as IEX from time to time may reasonably request in writing. In addition, Data Subscriber shall comply with this Agreement and the IEX Market Data Policies relating to reporting of usage and distribution of IEX Market Data. Data Subscriber shall use reasonable efforts to provide such reporting within fifteen (15) days of the end of the applicable reporting period. Failure to report within sixty (60) days of the applicable reporting deadline may result in suspension or termination of provision of IEX Market Data to Data Subscriber.

   Upon request, Data Subscriber shall provide IEX or its designee with information about and demonstrate uses of any non-fee liable uses of IEX Market Data. If Data Subscriber provides IEX Market Data to a Controlled Data Recipient or External Data Subscriber as a service, then upon request from IEX, Data Subscriber will provide at no cost to IEX, a subscription or access to Data Subscriber's product(s) or service(s) together with the equipment, if equipment is required to receive the IEX Market Data, used to access Data Subscriber's product(s) or service(s) and the related telecommunications facilities. IEX agrees that such subscription will be used solely for purposes of monitoring the IEX Market Data and demonstrating Data Subscriber's product(s) or service(s). Upon request, Data Subscriber will make available marketing materials and user guides for all components of the Data Subscriber's product(s) or service(s) that include IEX Market Data.

8. **Right to Audit.** During the term of this Agreement and for a period of twelve (12) months thereafter, Data Subscriber shall allow IEX or its appointed designee to access and inspect Data Subscriber's records and systems (including but not limited to, any records regarding the use or distribution of the IEX Market Data and locations where the IEX Market Data is being received) and shall cooperate with any such review by IEX or its designees to verify that Data Subscriber's internal use and/or external distribution of IEX Market Data has been in accordance with this Agreement, the IEX Market Data Policies, Regulatory Requirements, and any other Additional Documentation.

9. **Proprietary Nature of IEX Market Data.** Data Subscriber acknowledges that the IEX Market Data and the IEX System constitute valuable property of IEX. The IEX System and all IEX Market Data, including but not limited to, any and all intellectual property rights, shall, as between IEX and Data Subscriber, be and remain the sole and exclusive property of IEX. Data Subscriber shall not, by act or omission, diminish, or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensors, licensees, transferees, and assignees, of their proprietary or other rights in the IEX Market Data and the IEX System. Data Subscriber acknowledges and agrees that third-party information providers that provide information, goods, and services to IEX in connection with the creation of IEX Market Data may impose certain requirements on the use and distribution of their respective information and data or information derived from their information and data, and accordingly, Data Subscriber's rights under this Agreement with respect to IEX Market Data including or based on such third-party information and data is subject to requirements that may be imposed by the respective third-party information providers from time to time, notwithstanding any terms and conditions of this Agreement to the contrary.

10. **Use of Name.** Data Subscriber acknowledges and agrees that IEX and its Affiliates have proprietary rights in IEX's names and Data Subscriber shall not use the names "IEX," "IEX DEEP," "IEX TOPS," "Investors' Exchange", "IEX

Options" or any other names in which IEX has proprietary rights, in any way that could infringe upon any such names and shall not use these names in any advertising or marketing materials, without IEX's prior written consent, which consent may be withheld in IEX's sole discretion, or subject to another agreement between the parties. Data Subscriber acknowledges and agrees that IEX has proprietary rights in certain trademarks, service marks, copyrights or patents, registered or unregistered, by IEX or its Affiliates and Data Subscriber shall not use these trademarks, service marks, copyrights or patents, registered or unregistered, in any way that would infringe upon such trademarks, service marks, copyrights or patents.

11. **Warranty; Disclaimers; Modifications**. Data Subscriber acknowledges and agrees that nothing in this Agreement constitutes an undertaking by IEX to continue to: (a) make IEX Market Data, the IEX System, or any aspect of either available in the present form or configuration or under the current IEX Specifications; or (b) use existing communications facilities. In addition, IEX, in its sole discretion, may make modifications, additions, and/or deletions to IEX Market Data, the IEX System, or any aspect of either, including but not limited to, its communications facilities. IEX will use commercially reasonable efforts to provide Data Subscriber with at least ninety (90) days' notice of any material modification, addition, or deletion to such items and at least thirty (30) days' notice of any non-material modification, addition, or deletion to such items (delivered via email and posted to the IEX Website), except to the extent a shorter period is required (i) due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (ii) pursuant to an order of a court, an arbitrator, the Regulatory Requirements or a regulatory agency. Receipt or use of IEX Market Data after the applicable notice period for any modification, addition or deletion shall constitute acceptance of the IEX Market Data, the IEX System, IEX Specifications, or other policies or documentation as so changed.

12. **Fees.** Data Subscriber agrees to make timely payment of all applicable IEX Market Data fees for its receipt, use and distribution of IEX Market Data on its behalf and on behalf of its Affiliates in accordance with this Agreement, the IEX Market Data Policies and Fee Schedule as well as any applicable late fees for the failure to make payment within the required time period. For Member Data Subscribers, IEX will debit any applicable IEX Market Data fees, interest, charges, expenses or other amounts payable to IEX from each Member Data Subscriber's account at the National Securities Clearing Corporation ("NSCC") in accordance with Rule 15.120 of the IEX Rule Book. For all other Data Subscribers, payment of any applicable IEX Market Data fees, interest, charges, expenses or other amounts payable to IEX may be made, if acceptable to Data Subscriber, by direct withdrawals in the form of wire, automated transfer, or similar electronic funds transfer in the appropriate amount(s) from each Data Subscriber's bank or other financial institution account. If Data Subscriber chooses this option, Data Subscriber shall (a) provide IEX with any information relating to its bank or other financial institution account in order to effectuate such direct withdrawals, (b) execute and deliver to its bank or other financial institution any documents necessary to authorize such direct withdrawals by IEX, and (c) make payment or deposit as directed by IEX. If Data Subscriber does not choose to pay by direct withdrawals by IEX, Data Subscriber may otherwise pay by check, wire transfer, ACH transfer, or other method of payment acceptable to IEX.

    All fees shall be invoiced in arrears and payable within thirty (30) days of the invoice date. Data Subscriber will be solely responsible for any and all telecommunications costs and other expenses incurred in connecting to and maintaining its connection to the IEX System as well as for any and all costs relating to Data Subscriber's invoicing and payment processes. Data Subscriber shall pay IEX, on demand or upon invoice, interest on any amounts due IEX pursuant to this Agreement which are not paid within thirty (30) days after the applicable due date. Interest shall accrue at a rate equal to the lesser of (i) one and one-half percent (1.5%) per month or (ii) the maximum amount permitted by applicable law, for the period commencing thirty (30) days after the applicable due date and ending upon receipt of payment by IEX. Failure to make payment in full within sixty (60) days from the invoice date may result in suspension or termination of access to IEX Market Data. Subject to the Regulatory Requirements, IEX reserves the right to change the fees stated in the Fee Schedule. IEX will provide at least ninety (90) days' advance notice to Data Subscriber (delivered via email and posted to the IEX Website) of any changes to the fees stated in the Fee Schedule. IEX may amend the Fee Schedule without notice where the amendment is to introduce a new IEX Market Data product. Receipt or use of IEX Market Data after the applicable notice period for any fee change shall constitute acceptance of such change(s) by Data Subscriber.

    Data Subscriber shall pay any taxes, charges or assessments (other than taxes imposed on IEX in connection with the net income of IEX) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision, use or distribution of IEX Market Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the fees due IEX, then such fees due from Data Subscriber to IEX shall be increased so that the net amount actually received by IEX after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the fees that are owed. For purposes of assessing any applicable sales tax, IEX will assume the primary business address indicated in Exhibit A – Data Request Form as the location of Data Subscriber's and its Affiliates' usage of IEX Market Data.

13. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated by either party upon not fewer than thirty (30) days' written notice to the other party. Notwithstanding the foregoing, IEX may suspend Data Subscriber's access to IEX Market Data in its sole discretion or terminate this Agreement immediately upon written notice by IEX to Data Subscriber in the event that: (a) Data Subscriber is not permitted to receive or is otherwise prevented from receiving IEX Market Data or if IEX is not permitted to distribute or is otherwise prevented from distributing IEX Market Data, or any part thereof; (b) any representation, warranty, or certification made by Data Subscriber in this Agreement or in any other document furnished by Data Subscriber is false or misleading; (c) Data Subscriber's default of its obligations or covenants under this Agreement or Data Subscriber's breach of any representation, warranty, certification, or other provision of this Agreement, after IEX has notified Data Subscriber in writing that such action constitutes a default or breach hereunder and has not been cured within thirty (30) days from receipt of such notification by IEX; or (d) IEX, in its sole reasonable discretion, determines that any failure on the part of Data Subscriber to comply with this Agreement has or is likely to have an adverse impact on the operation or performance of the IEX System, IEX Market Data, or IEX generally, or is likely to cause harm to IEX's interests should termination be delayed. This Agreement may also be terminated with written notice by Data Subscriber to IEX if Data Subscriber objects to a material amendment to the Agreement made by IEX in its sole discretion, in which case termination shall be effective ninety (90) days after the initial notification of such amendment. Notwithstanding any termination under this Section 13, in no event shall termination relieve Data Subscriber of its obligation to pay any fees owed to IEX for its receipt, use, and distribution of IEX Market Data for the month during which termination becomes effective.

    The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 6-11, 13-17, 19-20, and 22-25. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement. Any termination of this Agreement or any of the Additional Agreements pursuant to their terms shall be without prejudice to the accrued rights of either party.

14. **Confidentiality.** Under this Agreement, IEX (and any IEX designee conducting an audit pursuant to this Agreement) shall keep confidential Data Subscriber's records, reports, and payments that IEX or its designee has reviewed or audited, as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service, and other information. Data Subscriber acknowledges that it may from time to time obtain confidential or proprietary information, data, or techniques of IEX or its Affiliates (whether or not designated as such). All such information, whether written or oral, disclosed by one party to the other party on or after the date hereof shall be deemed confidential upon such disclosure. The party disclosing such information shall be referred to as the disclosing party, and the party receiving such information shall be referred to as the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information and will use commercially reasonable efforts to cooperate with the disclosing party to help the disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that the disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

    Notwithstanding anything herein to the contrary, IEX (or an IEX Affiliate) or Data Subscriber may disclose confidential information to the extent (a) required by a court, arbitrator, or government agency with regulatory jurisdiction over IEX (or an IEX Affiliate) or over Data Subscriber; (b) necessary to fulfill any IEX (or an IEX Affiliate) or Data Subscriber regulatory responsibility, including but not limited to, any responsibility over Members and associated Persons under the Act; or (c) necessary for IEX (or an IEX Affiliate) or Data Subscriber and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 14 do not apply to data, information, or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by the recipient to be bound by a confidentiality agreement or other obligation of confidentiality to the disclosing party; (ii) is now, or hereafter becomes, through no breach of this Agreement by the recipient, generally known to the public; (iii) is rightfully obtained by or on behalf of the recipient from a third party so long as the recipient does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by the recipient without use or reference to the confidential information. As between the parties, the disclosing party and its Affiliates of the confidential information are the sole and exclusive owner thereof. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to the recipient, the disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

IEX shall not disclose its audit findings to any third parties (other than to its Affiliates and to IEX's and its Affiliates' directors and independent consultants or subcontractors that are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Subscriber's confidential information, provided however that any information that IEX generates/finds in the course of that audit, or that is otherwise based on IEX information, shall remain IEX's information. Notwithstanding the foregoing, nothing herein shall prevent IEX from using or disclosing the audit findings to the extent (i) required by a court, arbitrator, or government agency with regulatory jurisdiction over IEX (or an IEX Affiliate) or over Data Subscriber or (ii) the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Subscriber, its Affiliates or its Data Users, or (b) create a context where Data Subscriber's, its Affiliates' or its Data Users' identities may be reasonably inferred.

Upon the termination and of this Agreement and upon the disclosing party's request, the recipient shall promptly return to the disclosing party, or destroy, all confidential information and any tangible embodiments that are in the possession of the recipient and to certify the return or destruction of all such confidential information and embodiments; provided, however, the recipient may retain copies to the extent required to do so by law, regulation, or internal record retention policies.

15. **LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES.** EXCEPT TO THE EXTENT OF IEX'S FRAUD OR WILLFUL MISCONDUCT, THE IEX INDEMNIFIED PARTIES SHALL HAVE NO LIABILITY WHATSOEVER TO ANY DATA SUBSCRIBER OR ITS AFFILIATES, ANY DATA USER, OR TO ANY OTHER PERSON FOR ANY INDIRECT, SPECIAL, EXEMPLARY, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY NATURE (INCLUDING BUT NOT LIMITED TO, DAMAGES FOR LOSS OF BUSINESS, LOSS OF PROFITS, LOSS OF REVENUES OR ANTICIPATED PROFITS, BUSINESS INTERRUPTION, LOSS OF OR DAMAGE TO DATA, TRADING LOSSES, REPUTATIONAL DAMAGES, LOST SAVINGS OR OTHER SIMILAR PECUNIARY OR INDIRECT LOSS), RESULTING FROM, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT, THE ADDITIONAL DOCUMENTATION, OR ANY USE OF THE IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, FOR ANY INACCURATE OR INCOMPLETE IEX MARKET DATA RECEIVED FROM IEX OR FROM ANY OTHER PARTY, ANY DELAYS, INTERRUPTIONS, ERRORS, UNAVAILABILITY, OR OMISSIONS IN THE FURNISHING THEREOF, OR BY REASON OF SUSPENSION IN OPERATION, EVEN IF THE IEX INDEMNIFIED PARTIES HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, TO THE MAXIMUM EXTENT PERMITTED BY LAW. IEX DOES NOT REPRESENT OR WARRANT THAT THE IEX MARKET DATA WILL MEET ANY OR ALL OF DATASUBSCRIBER'S PARTICULAR REQUIREMENTS, THAT THE IEX MARKET DATA WILL BE COMPLETELY SECURE OR THAT ANY ERRORS IN THE IEX MARKET DATA CAN BE FOUND IN ORDER TO BE CORRECTED. ABSENT FRAUD, WILLFUL MISCONDUCT, OR NEGLIGENCE BY DATA SUBSCRIBER, ITS AFFILIATES OR ITS DATA USERS, AND SUBJECT TO DATA SUBSCRIBER'S INDEMNIFICATION AND CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, THE DATA SUBSCRIBER INDEMNIFIED PARTIES SHALL NOT BE LIABLE FOR INDIRECT, SPECIAL, EXEMPLARY, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY NATURE RESULTING FROM, IN CONNECTION WITH, OR ARISING OUT OF ANY CAUSE WHATSOEVER, EVEN IF DATA SUBSCRIBER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ANY PAYMENT OBLIGATIONS BY DATA SUBSCRIBER UNDER THIS AGREEMENT OR THE ADDITIONAL DOCUMENTATION ARE NOT SUBJECT TO THIS CLAUSE.

IEX WILL MAKE COMMERCIALLY REASONABLE EFFORTS TO OFFER IEX MARKET DATA AND MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM, IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES. NOTWITHSTANDING THE FOREGOING, DATA SUBSCRIBER ACKNOWLEDGES THAT ALL IEX MARKET DATA AND ANY AND ALL MATERIAL RELATED TO

ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM AND IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES, ARE BEING PROVIDED “AS IS,” “WHERE IS,” AND “AS AVAILABLE.” DATA SUBSCRIBER ACKNOWLEDGES THAT TO THE FULLEST EXTENT PERMITTED BY LAW, THE IEX INDEMNIFIED PARTIES DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS, IMPLIED, OR STATUTORY WITH RESPECT TO IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, ANY EXPRESS, IMPLIED OR STATUTORY REPRESENTATIONS, WARRANTIES OR CONDITIONS OF TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, RESULTS, QUALITY, PERFORMANCE, SPEED OF DELIVERY, FUNCTIONALITY, RELIABILITY, ACCURACY, FREEDOM FROM INTERRUPTION, ANY IMPLIED WARRANTIES ARISING BY STATUTE OR OTHERWISE IN LAW OR ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE, OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY, OR FITNESS FOR A PARTICULAR PURPOSE ARISING OUT OF OR RELATED TO (I) THIS AGREEMENT OR THE ADDITIONAL DOCUMENTATION; (II) THE IEX MARKET DATA AND ALL MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM, IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES; AND/OR (III) SECURITY ASSOCIATED WITH THE TRANSMISSION OF INFORMATION OR IEX MARKET DATA TO OR FROM IEX. DATA SUBSCRIBER AGREES THAT THE IEX MARKET DATA IS NOT INVESTMENT ADVICE NOR DOES IT CONSTITUTE OPINIONS OR BELIEFS OF IEX, OR ANY OF ITS RESPECTIVE AFFILIATES OR ANY OF ITS RESPECTIVE EMPLOYEES. IEX EXPRESSLY DISCLAIMS ANY LIABILITY FOR ANY LOSS OR INJURY CAUSED IN WHOLE OR IN PART BY NEGLIGENCE OR ANY OTHER ERROR MADE BY HUMAN OR MACHINE CONCERNING THE PRODUCTION, COMPILATION, OR DISTRIBUTION OF IEX MARKET DATA. DATA SUBSCRIBER EXPRESSLY ASSUMES THE ENTIRE RISK FOR THE RECEIPT, USE, RESULTS AND PERFORMANCE OF IEX MARKET DATA.

EXCEPT TO THE EXTENT OF IEX’S FRAUD OR WILLFUL MISCONDUCT, THE AGGREGATE LIABILITY OF IEX ARISING UNDER OR RELATED TO THIS AGREEMENT, THE ADDITIONAL DOCUMENTATION, OR THE SUBJECT MATTER HEREOF FOR ALL CLAIMS, COSTS, LOSSES AND DAMAGES IS LIMITED TO THE AMOUNT OF DATA SUBSCRIBER’S DIRECT DAMAGES THAT ARE ACTUALLY INCURRED IN REASONABLE RELIANCE, AND WHICH SHALL NOT EXCEED THE FEES ACTUALLY PAID TO IEX BY DATA SUBSCRIBER OVER THE TWELVE (12) CALENDAR MONTHS IMMEDIATELY PRECEDING THE ALLEGED INJURY OR DAMAGE THAT GAVE RISE TO THE LIABILITY. IEX AND ITS AFFILIATES SHALL NOT BE LIABLE TO DATA SUBSCRIBER OR TO ANY OTHER PERSON FOR THE INACCURACIES, DELAYS, INTERRUPTIONS, ERRORS, UNAVAILABILITY, OR OMISSIONS OF IEX MARKET DATA FROM IEX’S THIRD-PARTY INFORMATION PROVIDERS OR FROM ANY IEX MARKET DATA RECEIVED FROM A DATA SUBSCRIBER.

16. **Indemnification by Data Subscriber.** Data Subscriber shall indemnify, defend, and hold harmless the IEX Indemnified Parties, and any third parties that provide information, goods, and services to IEX in connection with this Agreement or the Additional Documentation, from and against any and all Claims and Losses imposed on, incurred by, or asserted against the IEX Indemnified Parties by a third party or government agency resulting from, in connection with, or arising out of: (a) the receipt, use, or distribution of IEX Market Data received by Data Subscriber, its Affiliates or any Data User; (b) any failure by Data Subscriber, its Affiliates or its Data Users to comply with any of the terms and conditions of this Agreement, the Additional Documentation or its obligations hereunder, including but not limited to, pursuant to Section 12, or any misuse of IEX Market Data, the IEX System, or IEX Specifications; (c) any failure of a Controlled Data Recipient or External Data Subscriber receiving IEX Market Data from Data Subscriber to comply with the terms and conditions of this Agreement or the Additional Documentation, unless such Controlled Data Recipient or External Data Subscriber is a party to an IEX Data Subscriber Agreement and indemnifies the IEX Indemnified Parties directly for such Claims and Losses; (d) any Claims and Losses relating to the subject matter or existence of this Agreement or the Additional Documentation imposed on, incurred by, or asserted against any IEX Indemnified Party by any Controlled Data Recipient or External Data Subscriber (or any third party relying upon IEX Market Data received by such Controlled Data Recipient or External Data Subscriber), unless such Controlled Data Recipient or External Data Subscriber is party to an IEX Data Subscriber Agreement and indemnifies the IEX Indemnified Parties directly for such Claims and Losses; (e) the receipt, use, or distribution of IEX Market Data in breach of the terms of this Agreement or the Additional Documentation by Data Subscriber, its Affiliates or its Data Users; (f) any claim, action, or allegation by any third party that the use of Data Subscriber’s products or services (except the IEX Market Data) infringes or misappropriates any U.S. copyright, patent, trademark, trade secret, or other intellectual property right; (g) any Claims or Losses imposed on, incurred by, or asserted against the IEX Indemnified Parties by Controlled Data Recipients or External Data Subscribers relating to IEX’s exercise of its remedies against a Controlled Data Recipient or External Data Subscriber pursuant to this Agreement or the Additional Documentation, excluding any such assertion caused by acts or omissions of IEX, unless such Controlled Data Recipient or External Data Subscriber is party to an IEX Data Subscriber Agreement and indemnifies the IEX Indemnified Parties directly

for such Claims and Losses; (h) breach of warranty by Data Subscriber, its Affiliates or its Data Users; or (i) any defense or participation by the IEX Indemnified Parties in any action, suit, arbitration, or judicial or administrative proceeding involving any Claims or Losses described in this Section.

IEX will promptly notify Data Subscriber in writing (email being acceptable) of any claim, action, or allegation subject to this Section 16; however, failure to promptly notify Data Subscriber of a claim, action, or allegation shall not relieve Data Subscriber of its indemnification obligations hereunder except to the extent Data Subscriber proves that such failure prejudiced the rights of Data Subscriber. Data Subscriber shall have sole control of the defense of any action to which this indemnity relates, but, upon IEX's request, shall inform IEX of the status of any proceedings or negotiations, and IEX will reasonably cooperate to facilitate such defense and Data Subscriber shall be liable to IEX for IEX's reasonable expenses, including but not limited to, reasonable attorneys' fees (excluding reimbursement for the time value of IEX employees, directors, and/or other agents or advisors in providing such cooperation). Notwithstanding the foregoing, Data Subscriber, in defending any such claim, action, or allegation, except with the prior written consent of the IEX Indemnified Parties, shall not (i) consent to entry of any judgment; (ii) enter into any settlement which includes any admission of guilt and does not include an unconditional and irrevocable release of such Claims and Losses; (iii) in any way restrict or impair IEX's intellectual property rights; or (iv) subject the IEX Indemnified Parties to any obligation in addition to those set forth herein. Data Subscriber shall provide as an unconditional term the grant by the claimant to the IEX Indemnified Parties of an unconditional and irrevocable release of all liabilities in respect to such claim, action, or allegation.

17. **Indemnification by IEX.** IEX shall indemnify, defend, and hold harmless the Data Subscriber Indemnified Parties from and against all Claims and Losses imposed on, incurred by, or asserted against a Data Subscriber Indemnified Party by a third party resulting from, in connection with, or arising out of a claim, action, or allegation that IEX Market Data, the IEX System, or any IEX Specifications, in each case in accordance with this Agreement and the Additional Documentation, infringes or misappropriates any U.S. copyright, patent, trademark or trade secret; provided that: (a) Data Subscriber promptly notifies IEX in writing of any claim, action, or allegation; however, failure to promptly notify IEX of a claim shall not relieve IEX of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of IEX; (b) IEX shall have sole control of the defense of any action to which this indemnity relates, but, upon Data Subscriber's request, shall inform Data Subscriber of the status of any proceedings or negotiations; and (c) Data Subscriber reasonably cooperates to facilitate such defense. IEX, in defending any such claim, action or allegation, except with the written consent of the Data Subscriber Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) includes any admission of guilt and does not include an unconditional and irrevocable release of such Claims and Losses; or (B) subjects the Data Subscriber Indemnified Parties to any obligation in addition to those set forth herein. IEX shall provide as an unconditional term the grant by the claimant to the Data Subscriber Indemnified Parties of an unconditional and irrevocable release of all liabilities in respect to such claim, action, or allegation. Data Subscriber shall use all reasonable efforts to mitigate its losses, damages, costs, and expenses. Any costs recovered in a settlement will be for the account of IEX.

Notwithstanding anything herein to the contrary, IEX shall not have the obligation to indemnify, defend and hold harmless the Data Subscriber Indemnified Parties against any Claims and Losses imposed on, incurred by, or asserted against a Data Subscriber Indemnified Party (x) as a result of any claim, action, or allegation of infringement or misappropriation of IEX Market Data, the IEX System, or any IEX Specifications where such IEX Market Data, the IEX System, or any IEX Specifications have not been used in accordance with this Agreement and the Additional Documentation and such misuse resulted in such infringement or misappropriation, or (y) if Data Subscriber uses IEX Market Data, the IEX System, or any IEX Specifications to the extent it is based on use of a superseded version of IEX Market Data, the IEX System, or any IEX Specifications if such claim, action, or allegation of infringement or misappropriation would have been avoided by use of the current version of IEX Market Data, the IEX System, or IEX Specifications, or (z) if the infringement or misappropriation claim, action, or allegation is the result of (i) any use, distribution, sublicensing or exercise of any right outside the scope of this Agreement or the Additional Documentation or (ii) the combination, operation, or use of IEX Market Data, the IEX System, or any IEX Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of such IEX Market Data, the IEX System, or any IEX Specifications without such hardware, software, or materials.

In the event of a claim, action, or allegation of infringement or misappropriation or if, in IEX's reasonable opinion, such claim, action, or allegation is likely to occur, or if the use of IEX Market Data, the IEX System, or any IEX Specifications is enjoined because of infringement or misappropriation, IEX may, at its sole option and expense: (i) procure for Data Subscriber the right to continue using IEX Market Data, the IEX System, or any IEX Specifications; (ii) replace or modify IEX Market Data, the IEX System, or any IEX Specifications so that such items are non-infringing or no longer misappropriating, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Subscriber or any other third party; or (iii) terminate this Agreement immediately without liability to Data Subscriber (other than indemnification by IEX in accordance with this Section) or any third party.

Notwithstanding anything herein to the contrary, this Section sets forth the entire liability of IEX and the exclusive remedy of Data Subscriber for the infringement or misappropriation of intellectual property rights, or violation by IEX under this Agreement and the Additional Documentation.

18. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Subscriber may not assign this Agreement in whole or in part without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Subscriber may assign this Agreement in its entirety to (a) a successor of Data Subscriber by consolidation, merger, or operation of law; or (b) a purchaser of all or substantially all of Data Subscriber's assets, provided that Data Subscriber (i) is not currently in breach of this Agreement and (ii) provides at least thirty (30) days' prior written notice to IEX. IEX may require the assignee to sign a new agreement with IEX or to provide such other information as IEX shall reasonably request. IEX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party pursuant to written notice (email notice being acceptable) to Data Subscriber. IEX may assign this Agreement in its entirety, without notice to or consent of the Data Subscriber, in connection with a merger, acquisition, corporate reorganization, or sale of all or substantially all of its assets to which this Agreement relates. Subject to the foregoing, this Agreement shall bind and inure to the benefit of each party's respective successors and permitted assigns. Any assignment of this Agreement, in whole or in part, in violation of this Section 18 shall be null and void.
19. **Force Majeure.** Except for Data Subscriber's payment obligations, neither party to this Agreement will be in default of any provision of this Agreement or liable for delay or failure to perform its obligations hereunder caused by an event that is beyond the party's reasonable control, which shall include, but not limited to extraordinary weather conditions, earthquake, natural disasters or other act of God, fire, war, terrorism, insurrection, riot, civil disturbance, labor dispute, accident, action of government, actions of civil or military authority, pandemic, epidemic, communications or power failures, equipment or software malfunctions or catastrophes. A force majeure event will not excuse Data Subscriber's payment obligations hereunder.
20. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.
21. **Relationship of the Parties.** Nothing herein shall be construed to create a joint venture, agency or partnership between the parties hereto. Neither party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to make any statements, representations or commitments of any kind, or to take any action which could bind the other party to any contract, agreement, or undertaking.
22. **Entire Agreement; Amendment; Waiver.** Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Documentation shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all terms, conditions and representations of the agreement between IEX and Data Subscriber with respect to its subject matter and supersedes all prior writings or understandings.

    Except as may otherwise be set forth in this Agreement, IEX or its Affiliates may amend this Agreement, the IEX Market Data Policies, or IEX Specifications upon ninety (90) days' prior written notice to Data Subscriber, and any receipt or use of IEX Market Data after such date is deemed acceptance of such amendment(s). IEX may amend this Agreement without notice where the amendment is to introduce a new IEX Market Data product.

    No failure or delay to exercise any right, power, or privilege under this Agreement, and no course of dealing with respect to any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.
23. **Notices.** Any notice given pursuant to this Agreement shall be in writing. Notice to Data Subscriber may be given by nationally recognized overnight courier service to the address for Data Subscriber set forth on the signature page hereto or otherwise on file with IEX or by email to the email address for Data Subscriber on file with IEX. Notice to IEX may be given by the same means to the address or email address of IEX set forth in the IEX Market Data Policies.

Either party may change its address or email address for receipt of notices by providing notice of the change to the other party. Notice shall be deemed to have been given two (2) days after the date that a properly addressed document is delivered by overnight delivery service. Notice by email or other electronic communication shall be deemed to have been given the next business day after delivery, which may be evidenced by an electronic delivery receipt or other acknowledgement by the recipient of such receipt.

24. Governing Law; Venue; Waiver of Jury Trial. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties agree that disputes relating to this Agreement shall be resolved solely in the state and federal courts in Manhattan, New York, and each party hereby submits to the jurisdiction of such courts. THE PARTIES HEREBY AGREE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM, OR ACTION ARISING FROM THE TERMS OF THIS AGREEMENT.

25. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

26. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement. This Agreement may be executed and delivered by electronic means by either of the parties and the receiving party may rely on the receipt of such document so executed and delivered electronically as if the original had been received.

IN WITNESS WHEREOF the parties hereto have caused this IEX Data Subscriber Agreement to be executed by their duly authorized representatives.

Investors' Exchange LLC (as applicable)		Data Subscriber Name:	______________________
Signature:	______________________	Signature:	______________________
Printed Name:	______________________	Printed Name:	______________________
Title:	______________________	Title:	______________________
		Address:	______________________ ______________________ ______________________
		Date:	______________________

IEX Options LLC (as applicable)

Signature: ______________________________

Printed Name: ______________________________

Title: ______________________________

EXHIBIT A - DATA REQUEST FORM

This Data Request Form is delivered in connection with Data Subscriber's IEX Data Subscriber Agreement with Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "IEX").

Capitalized terms used in this Data Request Form but not defined in the IEX Data Subscriber Agreement shall have the respective meanings ascribed to such terms in the IEX Market Data Policies.

Date: ____________________________

Data Subscriber Information

Name: ____

Primary Business Street Address: ____

Primary Business City, State, and Zip: _____________________________________

Billing Information

Same as Primary Business Address ☐

Billing Street Address: ____

Billing City, State, Zip: ____

Member Information (*if applicable*)

CRD Number: ___________________________

MPID: _________________________________

Clearing Firm Number: ____________________

Contact Information

Business Contact	Billing/Accounts Payable Contact
Name: _________________________________	Name: _________________________________
Title: _________________________________	Title: _________________________________
Phone: _______________________________	Phone: _______________________________
Email: _______________________________	Email: _______________________________

System Description

Please provide a complete description of the system that makes use of IEX Market Data

Name/Version of System: ____

Name/Version of Entitlement System: __________________________________

Description of System and Use of IEX Market Data:

____

____

____

System diagram attached: ☐

Which Real-Time IEX Market Data feed(s) are you looking to receive?

IEX Equities TOPS (Top of Book and Last Sale Feed) ☐

IEX Equities DEEP (Depth of Book and Last Sale Feed) ☐

IEX Equities DEEP+ (Depth of Book Order-by-Order Feed) ☐

IEX Options TOPS (Top of Book and Last Sale Feed) ☐

IEX Options DEEP (Depth of Book Order-by-Order Feed) ☐

How will you receive Real-Time IEX Market Data?

Direct from IEX via cross-connect* ☐ IP address(es): ______________________________________

Direct from IEX via 3rd party cross-connect ☐ Identity of cross-connect provider: ________________________

Indirectly via 3rd party market data provider ☐ Identity of market data provider: __________________________

*If you do not have existing connectivity directly to IEX, you must complete, execute, and submit a Connectivity Services Agreement and Physical Connectivity Order Form found within the **IEX Connectivity Services Agreement and Forms**.

Display Use and Distribution

Internal use ☐

Creation of Derived Data ☐

Will your organization distribute IEX Market Data externally to non-Affiliate entities? ☐ Yes ☐ No

If "Yes" is indicated above, please specify the IEX Market Data that will be distributed externally to non-Affiliate entities and whether such distribution will be Controlled Distribution or Uncontrolled Distribution:

	Data Frequency		Distribution Method	
IEX Equities TOPS	Real-Time ☐	Delayed ☐	Controlled ☐	Uncontrolled ☐
IEX Equities DEEP	Real-Time ☐	Delayed ☐	Controlled ☐	Uncontrolled ☐
IEX Equities DEEP+	Real-Time ☐	Delayed ☐	Controlled ☐	Uncontrolled ☐
IEX Options TOPS	Real-Time ☐	Delayed ☐	Controlled ☐	Uncontrolled ☐
IEX Options DEEP	Real-Time ☐	Delayed ☐	Controlled ☐	Uncontrolled ☐

Please provide a description of any Controlled Distribution or Uncontrolled Distribution of IEX Market Data, including a description of the entitlement methodology used:

____

____

____

Will your organization distribute Derived Data externally to non-Affiliate entities? ☐ Yes ☐ No

If "Yes" is indicated above, please provide a description of the Derived Data that will be distributed externally to non-Affiliate entities:

____

____

____

Non-Display Use

Will your organization use Real-Time IEX Market Data for Non-Display* purposes? ☐ Yes ☐ No

*Examples of Non-Display use include, but are not limited to, internally matching buy and sell orders within an organization, automated trading, order routing, order management, investment analysis, risk management, surveillance, compliance, and portfolio valuation. For additional information regarding Non-Display use, please see Section 13 of the IEX Market Data Policies or contact marketops@iextrading.com

If "Yes" is indicated above, please specify the Real-Time IEX Market Data that will be used for Non-Display purposes and the applicable categories of Non-Display use:

IEX Equities TOPS	☐ Trading Platform	☐ All Other Non-Display Use
IEX Equities DEEP	☐ Trading Platform	☐ All Other Non-Display Use
IEX Equities DEEP+	☐ Trading Platform	☐ All Other Non-Display Use
IEX Options TOPS	☐ Trading Platform	☐ All Other Non-Display Use
IEX Options DEEP	☐ Trading Platform	☐ All Other Non-Display Use

Additionally, please provide a description of your organization's Non-Display use, including the name(s) of any Trading Platform(s), if applicable:

____

____

____

Service Facilitators

Will a Service Facilitator be used to facilitate distribution to Data Users and/or Controlled Data Recipients and/or External Data Subscribers?

☐ Yes ☐ No

If "Yes" is indicated above, please provide the following information about the Service Facilitator:

Identity of Service Facilitator: ____________________________

Service Facilitator Contact Name: ____________________________

Service Facilitator Contact Email: ____________________________

You may only distribute Real-Time IEX Market Data externally to External Data Subscribers who have signed an IEX Data Subscriber Agreement with IEX. So that IEX may ensure all External Data Subscribers of Real-Time IEX

Market Data have completed and properly executed an IEX Data Subscriber Agreement, provide the contact information of each External Data Subscriber of Real-Time IEX Market Data below*:

Name (individual or company): ______________________________

Contact Name: ____

Contact Title: ____

Contact Phone: ____

Contact Email: ____

Activation Date: ____

*If you will be distributing Real-Time IEX Market Data externally to multiple External Data Subscribers, please submit an attachment providing the contact information requested above for all such External Data Subscribers.

I certify that the information provided on this Data Request Form is complete and accurate and agree to pay any applicable fees in accordance with the Fee Schedule, as well as to complete and submit to IEX an annual Non-Display Use Declaration in accordance with the IEX Market Data Policies.

____

Data Subscriber Name

____ ____

Signature of Data Subscriber Authorized Representative Title

____ ____

Printed Name Date

EXHIBIT B - LIST OF AFFILIATES

This List of Affiliates is delivered in connection with Data Subscriber's IEX Data Subscriber Agreement with Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "IEX").

By submitting the names of its Affiliate(s), Data Subscriber agrees that the contact information set forth herein shall be deemed to be the contact information for each Affiliate, as may be modified by Data Subscriber from time to time, and that Data Subscriber and its Affiliates' usage of IEX Market Data shall comply with the terms and conditions of the IEX Data Subscriber Agreement, including but not limited to, Section 5.

DATA SUBSCRIBER SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL HOLD HARMLESS AND INDEMNIFY INVESTORS' EXCHANGE LLC, IEX OPTIONS LLC, AND THEIR AFFILIATES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE OF DATA SUBSCRIBER AS IF SUCH ACTION OR INACTION WERE THAT OF DATA SUBSCRIBER, AND, DATA SUBSCRIBER AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S).

NAME OF AFFILIATE	REGISTERED ADDRESS

Please attach additional page(s) as needed.

I certify that the information provided on this List of Affiliates is complete and accurate.

____
Data Subscriber Name

____
Signature of Data Subscriber Authorized Representative

____
Title

____
Printed Name

____
Date

Addendum F-12

MARKET MAKER APPLICATION

A Member ("Applicant") applying to become a Market Maker registered with Investors' Exchange LLC ("IEX" or the "Exchange") must complete this Market Maker Application (the "Application").

To register as a Market Maker of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

APPLICATION CHECKLIST

Market Maker Application
☐ Market Maker Registration Application (pg. 2 – 4) ☐ Market Maker Disclosure Report for Commodity-Related Securities (if registering in a UTP Derivative Security that is a Commodity-Related Security as described in IEX Exchange Rule 16.127) (pg. 5)
Supporting Documents Provided by the Member if registering in a Commodity-Related Security
☐ Written supervisory procedures addressing information barriers, books and records, and handling of material non-public information.

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 11.150.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at marketops@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at http://iextrading.com/ for additional information regarding the process.

[Remainder of page intentionally left blank.]

MARKET MAKER REGISTRATION APPLICATION

GENERAL INFORMATION		
Firm:		CRD #:
Name of Member:		Primary MPID*:
Address of Principal Office:		
City:	State:	Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)	
Name:	Title:
Phone:	Email:

SECURITIES

Estimate the number of securities in which the Applicant intends to become registered as a Market Maker:

____

OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange or association?

☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

NET CAPITAL

Excess Net Capital Amount: ______________________________ As of Date: ____________________

☐ Most recent Quarterly FOCUS Report enclosed

*All MPIDs registered under the same CRD number as the Primary MPID will be considered supplementary MPIDs for purposes of fulfilling market making obligations.

MARKET MAKER AUTHORIZED TRADERS

To be eligible for registration as an Authorized Trader (AT), as defined in IEX Exchange Rule 11.140, a person must successfully complete the General Securities Representative Examination (Series 7 or equivalent foreign examination module approved by the Exchange) or the Proprietary Traders Qualification Examination (Series 56). Market Makers must maintain a current list of ATs who are permitted to enter orders on behalf of the Market Maker, pursuant to IEX Exchange Rule 11.140.

Name:	CRD:
Series 7 Qualification: ☐ Yes ☐ No	
Series 56 Qualification: ☐ Yes ☐ No	

Name:	CRD:
Series 7 Qualification: ☐ Yes ☐ No	
Series 56 Qualification: ☐ Yes ☐ No	

Name:	CRD:
Series 7 Qualification: ☐ Yes ☐ No	
Series 56 Qualification: ☐ Yes ☐ No	

Name:	CRD:
Series 7 Qualification: ☐ Yes ☐ No	
Series 56 Qualification: ☐ Yes ☐ No	

Name:	CRD:
Series 7 Qualification: ☐ Yes ☐ No	
Series 56 Qualification: ☐ Yes ☐ No	

Name:	CRD:
Series 7 Qualification: ☐ Yes ☐ No	
Series 56 Qualification: ☐ Yes ☐ No	

MARKET MAKER RESTRICTIONS

Restrictions apply to a Market Maker registered in a UTP Derivative Security that is a Commodity-Related Security (derives its value from any of the following: one or more currencies, commodities, derivatives based on one or more currencies or commodities, or a basket or index comprised of currencies or commodities, collectively, "Reference Assets"). IEX Exchange Rule 16.127 require a Market Maker registered in a Commodity-Related Security to file with the Exchange and keep a current list identifying all accounts for trading Reference Assets or any derivative instruments based on a Reference Asset of that Commodity-Related Security, which the Member: (1) holds an interest; (2) has investment discretion; or (3) shares in the profits and/or losses.

If the applicant intends to become a registered Market Maker in a Commodity-Related Security, please submit a current list of accounts in which the underlying physical asset or commodity, related futures or options on futures, or any other related derivatives are traded to IEX Regulation at regulation@iextrading.com via the Market Maker Disclosure Report for Commodity-Related Securities.

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The undersigned attests that the information provided in this application on behalf of the Member is complete and accurate. Furthermore, the undersigned acknowledges that the Member agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

Signature of Duly Authorized Representative	Date
Print Name	Title

MARKET MAKER DISCLOSURE REPORT FOR COMMODITY-RELATED SECURITIES

Pursuant to IEX Rule 16.127, a Member acting as a Market Maker registered in Commodity-Related Securities must file and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives that the Market Maker may have or which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, that has not been reported as required by this rule.

Filings should be sent via email to regulation@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: IEX Regulation
3 World Trade Center, 58th Floor
New York, NY 10007

GENERAL INFORMATION	
Date:	CRD #:
Name of Member:	
MPID(s):	

DISCLOSURE CONTACT (questions about the disclosure will be directed to this contact)	
Name:	Title:
Phone:	Email:

ACCOUNT NUMBER	ACCOUNT TITLE	AFFILIATE IDENTIFICATION (if applicable)

Please attach additional information as needed.

Addendum F-19

IEX CONTROLLED DATA RECIPIENT AGREEMENT

This IEX Controlled Data Recipient Agreement (this "Agreement"), with an effective date as of the last date executed on the signature page hereof, is made by and between the vendor referenced below ("Vendor") and the recipient of IEX Market Data referenced below ("Controlled Data Recipient"). This Agreement is supplemented by the (i) IEX Market Data Policies, Regulatory Requirements, Fee Schedule, IEX Specifications, and any other documents incorporated by reference, in each case as amended from time to time and available on the IEX Website, www.iex.io or its successor site(s) and (ii) any Additional Agreements (as defined below) (collectively clauses (i) and (ii), the "Additional Documentation"). Controlled Data Recipient warrants and covenants to be bound by the Additional Documentation to the same extent as this Agreement. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in the IEX Market Data Policies, Regulatory Requirements, Fee Schedule, IEX Specifications or other document incorporated by reference, as the case may be. **Vendor may not modify or waive any term of this Agreement. Any attempt to modify this Agreement, except by Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "IEX", as applicable) or its Affiliates, is void.**

1. **Definitions.** The following terms, when used in this Agreement, shall have the meanings set forth below:

   "Act" means the Securities Exchange Act of 1934, as amended.

   "Additional Agreements" means any additional terms and conditions or agreements entered into in writing by Controlled Data Recipient with IEX relating to the subject matter hereof, in each case as the same may be amended from time to time.

   "Affiliate" means any individual, corporation, company, partnership, limited partnership, limited liability company, trust, association or other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such party.

   "Claims and Losses" means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, proceedings, costs, fines, judgments, settlements, and reasonable costs and expenses of whatever nature whether or not foreseeable, including but not limited to, reasonable administrative costs, investigatory costs, litigation costs, and auditors' and attorneys' fees and expenses and related disbursements.

   "Fee Schedule" means the schedule of fees for IEX Market Data, as may be amended from time to time; available at https://www.iexexchange.io/resources/trading/fee-schedule or its successor site(s).

   "IEX" means Investors' Exchange LLC or its successors or assigns and/or IEX Options LLC or its successors or assigns, as applicable.

   "IEX Data Subscriber Agreement" means the IEX Data Subscriber Agreement, as may be amended from time to time; available at https://www.iexexchange.io/resources/trading/documents or its successor site(s).

   "IEX Indemnified Parties" means, collectively, IEX and its subsidiaries, parent, Affiliates, third-party information providers, and its and their respective owners, managers, officers, directors, employees, shareholders, advisors, representatives and agents.

   "IEX Market Data" means data and other information distributed by IEX, including but not limited to, the IEX TOPS and IEX DEEP feeds or any other market data products provided by IEX. For purposes of clarity, IEX Market Data does not include IEX Historical Data, which IEX may make available from time to time, as further described in the IEX Market Data Policies.

"IEX Market Data Policies" means the policies with respect to the receipt, use and distribution of IEX Market Data, as may be amended from time to time; available at https://www.iexexchange.io/resources/trading/documents or its successor site(s).

"IEX Rule Book" means the IEX rule book, as may be amended from time to time; available at https://www.iexexchange.io/resources/trading/documents or its successor site(s).

"IEX Specifications" means the specifications for the IEX System with which Controlled Data Recipient's system(s) must comply, as may be amended from time to time; available at https://www.iexexchange.io/resources/trading/documents or its successor site(s).

"IEX System" means IEX's system for the creation of, provision of access to and/or distribution of IEX Market Data.

"IEX Website" means the IEX website located at www.iex.io or its successor site(s).

"Non-Professional Data User" means a natural person or qualifying trust that uses IEX Market Data only for personal purposes and not for any commercial purposes, and for a natural person who works in the United States, is not (i) registered or qualified in any capacity with the Securities and Exchange Commission, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (ii) engaged as an "investment adviser" as that term is defined in Section 202(a)(11) of the Investment Advisers Act of 1940 (whether or not registered or qualified under that Act); or (iii) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt; or, for a natural person who works outside the United States, does not perform the same functions as would disqualify such person as a Non-Professional Data User if he or she worked in the United States.

"Person" means any individual natural person, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"Professional Data User" means any Person other than a Non-Professional Data User.

"Regulatory Requirements" means, as in effect from time to time, (a) the rules, regulations, interpretations, decisions, opinions, orders, and other requirements of the U.S. Securities and Exchange Commission or other applicable regulatory authorities; (b) the rules and regulations, disciplinary decisions, and rule interpretations of IEX; (c) IEX's decisions, interpretations, user guides, operating procedures, requirements, and other documentation that is regulatory or technical in nature published on the IEX Website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other legal or regulatory requirements.

"Vendor" means the undersigned, who is a "Data Subscriber" as that term is defined in the IEX Data Subscriber Agreement, as may be amended from time to time.

"Vendor's Service" means the service from a Vendor, including but not limited to the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and distributing IEX Market Data to or by Controlled Data Recipient.

2. **License**. Controlled Data Recipient may not sell, lease, furnish or otherwise permit or provide access to IEX Market Data to any other Person or to any other office or place. Controlled Data Recipient may not engage in the operation of any illegal business use or permit anyone else to use IEX Market Data, or any part thereof, for any illegal purpose or in violation of any Regulatory Requirements. Controlled Data Recipient may not present IEX Market Data rendered in any unfair, misleading, or discriminatory format. Controlled Data Recipient shall take reasonable security precautions to prevent unauthorized Persons from gaining access to IEX Market Data.

Use by Non-Professional Data Users. IEX Market Data is licensed only for personal, non-commercial use by a Non-Professional Data User. By representing to Vendor that Controlled

Data Recipient is a Non-Professional Data User, or by continuing to pay any applicable fees for use by a Non-Professional Data User, Controlled Data Recipient is affirming to Vendor and IEX that Controlled Data Recipient meets the definition of Non-Professional Data User as set forth herein and in the IEX Market Data Policies. A Non-Professional Data User shall comply promptly with any reasonable request from IEX, or its designee, for information regarding the Non-Professional Data User's receipt, processing, display, use, and distribution of IEX Market Data.

Use by Professional Data Users. IEX Market Data is licensed for internal business use and/or personal use by a Professional Data User. Professional Data User shall make its premises available to IEX, or its designee, for physical inspection of Vendor's Service that provides IEX Market Data and of Professional Data User's use of IEX Market Data in accordance with the IEX Market Data Policies, to ensure compliance with this Agreement.

3. **Proprietary Nature of IEX Market Data.** Controlled Data Recipient acknowledges that the IEX Market Data and IEX System constitute valuable property of IEX. The IEX System and all IEX Market Data, including but not limited to, any and all intellectual property rights, shall, as between IEX and Controlled Data Recipient, be and remain the sole and exclusive property of IEX. Controlled Data Recipient shall not, by act or omission, diminish, or impair in any manner the acquisition, maintenance, and full enjoyment by IEX, its licensors, licensees, transferees, and assignees, of their proprietary or other rights in the IEX Market Data and IEX System. Controlled Data Recipient acknowledges and agrees that third-party information providers that provide information, goods, and services to IEX in connection with the creation of IEX Market Data may impose certain requirements on the use and distribution of their respective information and data or information derived from their information and data, and accordingly, Controlled Data Recipient's rights under this Agreement with respect to IEX Market Data including or based on such third-party information and data is subject to requirements that may be imposed by the respective third-party information providers from time to time, notwithstanding any terms and conditions of this Agreement to the contrary. Controlled Data Recipient must attribute IEX as the source of IEX Market Data in accordance with the IEX Market Data Policies.
4. **Use of Name.** Controlled Data Recipient acknowledges and agrees that IEX and its Affiliates have proprietary rights in IEX's names and Controlled Data Recipient shall not use the names "IEX," "IEX DEEP," "IEX TOPS," "Investors' Exchange", "IEX Options", or any other names in which IEX has proprietary rights, in any way that could infringe upon any such names and shall not use these names in any advertising or marketing materials, without IEX's prior written consent, which consent may be withheld in IEX's sole discretion, or subject to another agreement between the parties. Controlled Data Recipient acknowledges and agrees that IEX has proprietary rights in certain trademarks, service marks, copyrights or patents, registered or unregistered, by IEX or its Affiliates and Controlled Data Recipient shall not use these trademarks, service marks, copyrights or patents, registered or unregistered, in any way that would infringe upon such trademarks, service marks, copyrights or patents.
5. **Fees.** If Controlled Data Recipient is required to pay any IEX Market Data fees directly to IEX, Controlled Data Recipient agrees to make timely payment of such IEX Market Data fees for its receipt, use and distribution of IEX Market Data on its behalf and on behalf of its Affiliates in accordance with the IEX Market Data Policies and Fee Schedule. Controlled Data Recipient shall pay IEX, on demand or upon invoice, interest on any amounts due IEX pursuant to this Agreement which are not paid within thirty (30) days after the applicable due date. Interest shall accrue at a rate equal to the lesser of (i) one and one-half percent (1.5%) per month or (ii) the maximum amount permitted by applicable law, for the period commencing thirty (30) days after the applicable due date and ending upon receipt of payment to IEX. Failure to make payments within sixty (60) days from the invoice date may result in suspension or termination of access to IEX Market Data. To the extent permitted by applicable law, Controlled Data Recipient acknowledges and agrees that the suspension or termination of access to IEX Market Data via Vendor's Service for failure to make payments shall not be considered an improper limitation of access by IEX.

Controlled Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of IEX) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision, use or distribution of IEX Market Data pursuant to this Agreement, and any related penalties or interest. In addition, if Controlled Data Recipient is required by applicable law to deduct or withhold any such tax, charge or assessment from the fees due IEX, then such fees due from Controlled Data Recipient to IEX shall be increased so that the net amount actually received by IEX after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the fees that are owed. Controlled Data Recipient will be solely responsible for any and all telecommunications costs and other expenses incurred in connecting to and maintaining its connection to the IEX System as well as for any and all costs relating to Controlled Data Recipient's invoicing and payment processes.

6. **System**. Controlled Data Recipient acknowledges and agrees that IEX, in its sole discretion, may from time to time make modifications, additions, and/or deletions to the IEX System or IEX Market Data or any aspect of either. Such modifications, additions, or deletions may require corresponding changes to be made to Vendor's Service which provides IEX Market Data. Controlled Data Recipient acknowledges and agrees that changes or the failure to make timely changes by Vendor may sever, delay, or otherwise affect Controlled Data Recipient's access to or use of IEX Market Data, however, IEX shall not be responsible for any such effects. IEX does not endorse or approve any Vendor, Vendor's Service, or equipment utilized by Vendor or Controlled Data Recipient.

7. **Limitation of Liability; Disclaimer of Warranties**. EXCEPT TO THE EXTENT OF IEX'S FRAUD OR WILLFUL MISCONDUCT, THE IEX INDEMNIFIED PARTIES SHALL HAVE NO LIABILITY WHATSOEVER TO ANY CONTROLLED DATA RECIPIENT OR ITS AFFILIATES, OR TO ANY OTHER PERSON FOR ANY INDIRECT, SPECIAL, EXEMPLARY, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY NATURE (INCLUDING BUT NOT LIMITED TO, DAMAGES FOR LOSS OF BUSINESS, LOSS OF PROFITS, LOSS OF REVENUES OR ANTICIPATED PROFITS, BUSINESS INTERRUPTION, LOSS OF OR DAMAGE TO DATA, TRADING LOSSES, REPUTATIONAL DAMAGES, LOST SAVINGS OR OTHER SIMILAR PECUNIARY OR INDIRECT LOSS), RESULTING FROM, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT, THE ADDITIONAL DOCUMENATION, OR ANY USE OF THE IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, FOR ANY INACCURATE OR INCOMPLETE IEX MARKET DATA RECEIVED FROM IEX OR FROM ANY OTHER PARTY, ANY DELAYS, INTERRUPTIONS, ERRORS, UNAVAILABILITY, OR OMISSIONS IN THE FURNISHING THEREOF, OR BY REASON OF SUSPENSION IN OPERATION, EVEN IF THE IEX INDEMNIFIED PARTIES HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, TO THE MAXIMUM EXTENT PERMITTED BY LAW. IEX DOES NOT REPRESENT OR WARRANT THAT THE IEX MARKET DATA WILL MEET ANY OR ALL OF CONTROLLED DATA RECIPIENT'S PARTICULAR REQUIREMENTS, THAT THE IEX MARKET DATA WILL BE COMPLETELY SECURE OR THAT ANY ERRORS IN THE IEX MARKET DATA CAN BE FOUND IN ORDER TO BE CORRECTED.

IEX WILL MAKE COMMERCIALLY REASONABLE EFFORTS TO OFFER IEX MARKET DATA AND MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM, IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES. NOTWITHSTANDING THE FOREGOING, CONTROLLED DATA RECIPIENT ACKNOWLEDGES THAT ALL IEX MARKET DATA AND ANY AND ALL MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM AND IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES, ARE BEING PROVIDED "AS IS," "WHERE IS," AND "AS AVAILABLE." CONTROLLED DATA RECIPIENT ACKNOWLEDGES THAT TO THE FULLEST EXTENT PERMITTED BY LAW, THE IEX INDEMNIFIED PARTIES DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND, EITHER EXPRESS, IMPLIED, OR STATUTORY WITH RESPECT TO IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, ANY EXPRESS, IMPLIED OR STATUTORY REPRESENTATIONS, WARRANTIES OR CONDITIONS OF TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, RESULTS, QUALITY, PERFORMANCE, SPEED OF DELIVERY, FUNCTIONALITY, RELIABILITY, ACCURACY, FREEDOM FROM INTERRUPTION, ANY IMPLIED WARRANTIES ARISING BY STATUTE OR

OTHERWISE IN LAW OR ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE, OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY, OR FITNESS FOR A PARTICULAR PURPOSE ARISING OUT OF OR RELATED TO (I) THIS AGREEMENT OR THE ADDITIONAL DOCUMENTATION; (II) THE IEX MARKET DATA AND ALL MATERIAL RELATED TO ACCESSING IEX MARKET DATA, INCLUDING BUT NOT LIMITED TO, THE IEX SYSTEM, IEX SPECIFICATIONS AND IEX MARKET DATA POLICIES; AND/OR (III) SECURITY ASSOCIATED WITH THE TRANSMISSION OF INFORMATION OR IEX MARKET DATA TO OR FROM IEX. CONTROLLED DATA RECIPIENT AGREES THAT THE IEX MARKET DATA IS NOT INVESTMENT ADVICE NOR DOES IT CONSTITUTE OPINIONS OR BELIEFS OF IEX, OR ANY OF ITS RESPECTIVE AFFILIATES OR ANY OF ITS RESPECTIVE EMPLOYEES. IEX EXPRESSLY DISCLAIMS ANY LIABILITY FOR ANY LOSS OR INJURY CAUSED IN WHOLE OR IN PART BY NEGLIGENCE OR ANY OTHER ERROR MADE BY HUMAN OR MACHINE CONCERNING THE PRODUCTION, COMPILATION, OR DISTRIBUTION OF IEX MARKET DATA. CONTROLLED DATA RECIPIENT EXPRESSLY ASSUMES THE ENTIRE RISK FOR THE RECEIPT, USE, RESULTS AND PERFORMANCE OF IEX MARKET DATA.

8. **Claims and Losses.** Controlled Data Recipient agrees to indemnify and hold harmless the IEX Indemnified Parties from any and all Claims and Losses imposed on, incurred by, or asserted as a result of or relating to: (a) any noncompliance by Controlled Data Recipient with the terms and conditions hereof; and (b) any third-party actions related to Controlled Data Recipient's receipt, use, and distribution of IEX Market Data, whether authorized or unauthorized under this Agreement. Each party agrees to indemnify and hold harmless (and in every case, IEX shall be permitted to solely defend and settle) another party (including IEX) and their Affiliates, officers, directors, employees, agents, and any related Persons, against any Claims and Losses arising from, involving, or relating to a claim of infringement or other violation of an intellectual property right by the indemnifying party provided that: (a) the indemnified party promptly notifies the indemnifying party in writing of the Claims and Losses; and (b) the indemnified party reasonably cooperates in the defense of the Claims and Losses.

9. **Termination.** Controlled Data Recipient acknowledges and agrees that IEX, when required to do so in fulfillment of statutory obligations or otherwise, may by notice to Vendor unilaterally limit or terminate the right of any or all Persons to receive or use IEX Market Data, or any part thereof, and that Vendor shall immediately comply with any such notice and terminate or limit the furnishing of IEX Market Data and confirm such compliance by written notice to IEX. Any affected Person will have available to it such procedural protections as are provided by applicable Regulatory Requirements. In addition to the termination rights permitted under any agreement Controlled Data Recipient may have with Vendor, this Agreement may be terminated by Controlled Data Recipient upon 30 days' written notice to Vendor and by IEX upon 30 days' written notice either to Vendor or Controlled Data Recipient. In the event of Controlled Data Recipient's breach, the discovery of the untruth of any representation or warranty of Controlled Data Recipient, or where directed by a regulatory authority having jurisdiction over IEX or its Affiliates, IEX may terminate this Agreement upon not less than 3 days' written notice to Controlled Data Recipient provided either by IEX or Vendor.

10. **Notices.** All communications required to be given in writing to IEX under this Agreement by Controlled Data Recipient shall be directed to:

    Investors' Exchange LLC
    3 World Trade Center, 58th Floor
    New York, NY 10007
    Attention: Market Operations
    Email: marketops@iextrading.com or OptionsMktOps@iextrading.com
    With a copy to: legal@iextrading.com

    Direct communication to Controlled Data Recipient at the last address known to Vendor shall be considered given (a) upon actual receipt if delivered by email, or (b) upon posting the notice or other communication on the IEX Website. Controlled Data Recipient shall promptly give written notice to

Vendor of any change in the name or place of residence or business at which IEX Market Data is received.

11. **Assignment.** This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Controlled Data Recipient may not assign this Agreement in whole or in part without the prior written consent of IEX; provided, however, that IEX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Vendor or Controlled Data Recipient may assign this Agreement in its entirety to (a) a successor of Controlled Data Recipient by consolidation, merger, or operation of law; or (b) a purchaser of all or substantially all of Controlled Data Recipient's assets, provided that Controlled Data Recipient (i) is not currently in breach of this Agreement and (ii) provides at least thirty (30) days' prior written notice to IEX. IEX may require the assignee to sign a new agreement with IEX or to provide such other information as IEX shall reasonably request. IEX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party pursuant to written notice (email notice being acceptable) to Controlled Data Recipient. IEX may assign this Agreement in its entirety, without notice to or consent of the Controlled Data Recipient, in connection with a merger, acquisition, corporate reorganization, or sale of all or substantially all of its assets to which this Agreement relates. Subject to the foregoing, this Agreement shall bind and inure to the benefit of each party's respective successors and permitted assigns. Any assignment of this Agreement, in whole or in part, in violation of this Section 11 shall be null and void.

12. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

13. **Entire Agreement; Amendment; Waiver.** Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Documentation shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all terms, conditions and representations of the Agreement with respect to its subject matter and supersedes all prior writings or understandings.

    Except as may otherwise be set forth in this Agreement, IEX or its Affiliates may amend this Agreement, the IEX Market Data Policies, or the IEX Specifications upon ninety (90) days' prior written notice to either Vendor or Controlled Data Recipient, and any receipt or use of IEX Market Data after such date is deemed acceptance of such amendment(s). IEX may amend this Agreement without notice where the amendment is to introduce a new IEX Market Data product.

    No failure or delay to exercise any right, power, or privilege under this Agreement, and no course of dealing with respect to any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

14. **Governing Law; Venue; Waiver of Jury Trial.** This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties agree that disputes relating to this Agreement shall be resolved solely in the state and federal courts in Manhattan, New York, and each party hereby submits to the jurisdiction of such courts. THE PARTIES HEREBY AGREE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM, OR ACTION ARISING FROM THE TERMS OF THIS AGREEMENT.

15. **Headings.** Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

16. **Third-Party Beneficiary.** Vendor and Controlled Data Recipient hereby designate IEX and the IEX Indemnified Parties as third-party beneficiaries of this Agreement, having the right to enforce any provision herein.

17. **Cumulative Remedies.** Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties or otherwise.

18. **Counterparts.** This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement. This Agreement may be executed and delivered by electronic means by either of the parties and the receiving party may rely on the receipt of such document so executed and delivered electronically as if the original had been received.

[*Remainder of page intentionally left blank. Signature page follows.*]

IN WITNESS WHEREOF the parties hereto have caused this IEX Controlled Data Recipient Agreement to be executed by their duly authorized representatives.

To execute this Agreement, you must be 18 years of age and you must designate yourself as either a Professional Data User or Non-Professional Data User.

Type of Controlled Data Recipient: ☐ Individuals - Complete Section A.

☐ Firm or Organization - Complete Section B.

A. Individual Controlled Data Recipient Information

Name: ______________________________

Signature: ______________________________

Date: ______________________________

Data User Type: ☐ Professional Data User ☐ Non-Professional Data User*

**To qualify as a Non-Professional Data User, you must meet all of the criteria set forth in the definition of Non-Professional Data User under the Agreement.*

B. Organizational Controlled Data Recipient Information

Organization Name: ______________________________

Representative Name: ______________________________

Title: ______________________________

Signature: ______________________________

Date: ______________________________

**The representative specified above must be authorized in writing by the organization or firm to execute the Agreement. IEX may request documentation evidencing this authority.*

C. Vendor Information (for Vendor Use Only)

Vendor Name: ______________________________

Representative Name: ______________________________

Title: ______________________________

Signature: ______________________________

Date:____

**The representative specified above must be authorized in writing by Vendor to execute the Agreement. IEX may request documentation evidencing this authority.*

IEX Non-Display Use Declaration

This Non-Display Use Declaration is delivered in connection with, and shall constitute a part of, Data Subscriber's IEX Data Subscriber Agreement with Investors' Exchange LLC and/or IEX Options LLC (individually or collectively referred to herein as "IEX", as applicable). All capitalized terms used herein that are not defined in this Non-Display Use Declaration shall have the respective meanings given to them in the IEX Data Subscriber Agreement and IEX Market Data Policies, as applicable. By submitting this Non-Display Use Declaration, Data Subscriber agrees that it and its Affiliates' Non-Display use of IEX Market Data shall comply with the terms and conditions of the IEX Data Subscriber Agreement and IEX Market Data Policies. The Non-Display Use Declaration must be completed by each Data Subscriber annually by January 31 of each year and submitted to IEX via the IEX Website or via email to marketops@iextrading.com or OptionsMktOps@iextrading.com.

Date: ____________________________

Data Subscriber Information

Name: ____

Primary Business Street Address: ____

Primary Business City, State, and Zip: ____________________________________

Billing Information

Same as Primary Business Address ☐

Billing Street Address: ____

Billing City, State, Zip: ____

Member Information (*if applicable*)

CRD Number: ___________________________

MPID: ___________________________________

Clearing Firm Number: ____________________

Contact Information

Business Contact	Billing/Accounts Payable Contact
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________
Phone: ______________________	Phone: ______________________
Email: ______________________	Email: ______________________

Non-Display Use

"Non-Display" use refers to accessing, processing, or consuming Real-Time IEX Market Data for a purpose other than (i) solely facilitating Data Subscriber's display of the Real-Time IEX Market Data or (ii) solely internally or externally distributing the Real-Time IEX Market Data. Further internal or external distribution of the data refers solely to the transportation or dissemination to another server, location, or device.

Examples of Non-Display use include, but are not limited to, internally matching buy and sell orders within an organization, automated trading, order routing, order management, investment analysis, risk management, surveillance, compliance, and portfolio valuation.

For additional information regarding Non-Display use, please see Section 13 of the IEX Market Data Policies or contact marketops@iextrading.com or OptionsMktOps@iextrading.com.

Will your organization use Real-Time IEX Market Data for Non-Display purposes? ☐ Yes ☐ No

If "Yes" is indicated above, please complete the below.

Categories of Non-Display Use

There are two categories of Non-Display use for purposes of the Fee Schedule: (1) Non-Display use in a Trading Platform and (2) all other Non-Display use.

(1) Non-Display Use in a Trading Platform

The fee for Non-Display use in a Trading Platform is applicable where Data Subscriber's use of Real-Time IEX Market Data is for the purpose of internally matching buy and sell orders within an organization. This category includes, but is not limited to, alternative trading systems (ATS's), broker crossing networks, broker crossing systems not filed as ATS's, dark pools, multilateral trading facilities, exchanges, and systematic internalization systems.

Note: the fee for Non-Display use in a Trading Platform is charged per Data Subscriber and represents the maximum charge per Data Subscriber regardless of the number of Trading Platforms operated by the Data Subscriber.

Does your organization use Real-Time IEX Market Data for Non-Display use in a Trading Platform?

IEX Equities TOPS	☐ Yes	☐ No
IEX Equities DEEP	☐ Yes	☐ No
IEX Equities DEEP+	☐ Yes	☐ No
IEX Options TOPS	☐ Yes	☐ No
IEX Options DEEP	☐ Yes	☐ No

If "Yes" is indicated above, please specify the name(s) of any Trading Platform(s):

____

iex exchange | iex

___

___

(2) All Other Non-Display Use

The fee for all other Non-Display use is applicable where Data Subscriber's Non-Display use of Real-Time IEX Market Data is for a purpose other than operating a Trading Platform. Non-Display use under this category includes, but is not limited to, automated trading, order routing, order management, investment analysis, risk management, surveillance, compliance, and portfolio valuation. Only one such fee applies to each Data Subscriber regardless of the number of Non-Display uses of the data the Data Subscriber makes within this category.

Does your organization use Real-Time IEX Market Data for Non-Display use for any other purpose than operating a Trading Platform?

IEX Equities TOPS	☐ Yes	☐ No
IEX Equities DEEP	☐ Yes	☐ No
IEX Equities DEEP+	☐ Yes	☐ No
IEX Options TOPS	☐ Yes	☐ No
IEX Options DEEP	☐ Yes	☐ No

If "Yes" is indicated above, please provide a description of your organization's Non-Display use:

___

___

___

Acceptance

By signing below, Data Subscriber certifies that the information provided in connection with this Non-Display Use Declaration is complete and accurate and agrees to promptly inform IEX of any changes to the information provided above. Data Subscriber further agrees to pay any applicable fees directly to IEX in accordance with the Fee Schedule based on the information provided above, which shall be billed by IEX directly to Data Subscriber in accordance with the IEX Data Subscriber Agreement.

___
Data Subscriber Name

___
Signature of Data Subscriber Authorized Representative

___
Title

___
Printed Name

___
Date

IEX OPTIONS EXISTING MEMBER APPLICATION

An existing Member of Investors' Exchange LLC applying to become a Member of IEX Options LLC ("IEX" or the "Exchange"), must complete this IEX Options Existing Member Application. An applicant who is not currently a Member of Investors' Exchange LLC is required to complete the general Member Application to become a Member of the Exchange.

To become a Member of the Exchange, applicant must execute and deliver all materials listed on the Application Checklist below via email to marketops@iextrading.com / OptionsMktOps@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

APPLICATION CHECKLIST

Member Application

- ☐ IEX Options Existing Member Application

Additional Forms for Options Members

Order Entry Firm:

- ☐ Options Clearing Letter of Guarantee (if Applicant is not self-clearing)
- ☐ Authorized Traders List

Clearing Member:

- ☐ Options Clearing Member Restriction Form
- ☐ Authorization or Revocation of Restricted Clearing Number
- ☐ Designated Give-Up Contact Form
- ☐ Authorized Traders List

Market Maker:

- ☐ Notification of OCC Account Information
- ☐ Authorized Traders List

Connectivity Agreements and Forms

- ☐ Options Port Request Form (if ***not*** connecting via Service Bureau)
- ☐ Options Physical Connectivity Order Form

Market Maker Application (if applying to become a Market Maker registered with the Exchange)
☐ Options Market Maker Application

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 18.100.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at OptionsMktOps@iextrading.com or 646.343.2300. In addition, please refer to the Exchange's website at www.iex.io for additional information regarding the process.

[Remainder of page intentionally left blank.]

IEX OPTIONS EXISTING MEMBER APPLICATION

GENERAL INFORMATION		
Date:	SEC BD Registration #:	CRD #:
Name of Applicant Broker-Dealer:		
MPID(s) of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)	
Name:	Title:
Phone:	Email:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD # (if applicable):	CRD # (if applicable):
Email:	Email:
Phone:	Phone:

SUPERVISOR OF AUTHORIZED TRADERS
Name:
Title:
CRD # (if applicable):
Email:
Phone:

TYPE OF BUSINESS ACTIVITIES APPLICANT PLANS TO CONDUCT ON IEX (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ____

* Please execute and deliver the Options Market Maker Application to Market Operations.

TRADING PERMITS

☐ Market Maker* ☐ Order Entry Firm ☐ Clearing Member

* Please execute and deliver the Options Market Maker Application to Market Operations.

ADDITIONAL INFORMATION

Name of Applicant's Designated Examining Authority (DEA) ______________________________

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ______________________

FINRA: ______________________

Other: ______________________ Name of Regulator: ______________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain:

PRINCIPAL REGISTRATION

The Exchange requires each Member to be under the supervision and control of an Options Principal as defined under Exchange Rule 17.100. Each Options Principal shall pass the appropriate Registered Options Principal Qualification Examination ("Series 4"), or an equivalent examination acceptable to the Exchange. See Exchange Rule 17.100 for additional information regarding principal registration. Please indicate below the individual that the Applicant intends to register with the Exchange to comply with these requirements.

DESIGNATED OPTIONS PRINCIPAL

Name:	CRD #:
Business Address:	
Phone:	Email:

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true, complete, and accurate.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant acknowledges its obligation to update any and all information contained in any part of this Application, including termination of membership with an SRO, which may cause a change in the Applicant's DEA. It is understood that in that event, additional information may be required by the Exchange.

Applicant

Signature of Duly Authorized Representative

Date

Print Name

Title

Addendum F-22

iex

CLEARING LETTER OF GUARANTEE

NOTICE OF CONSENT – To be completed by Clearing Firm of Applicant Broker-Dealer.

In connection with the qualification of ____ ("Member") as a member of IEX Options LLC (the "Exchange") and pursuant to Exchange Rules 18.110(b) and (c), and 2.160(c)(4) as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the Options Clearing Corporation ("OCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange. This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to the Exchange Rules and may be relied upon by the Exchange. This Notice of Consent shall be subject to the Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

Direct Debit

The Options Clearing Corporation offers a Direct Debit program that allows Exchanges to bill their members directly through the Clearing Firm's account. The Exchange uses this process to bill fees including, but not limited to, Regulatory Transaction Fees (used to for payment of Section 31 Fees), Trading Fees, and Connectivity Fees as defined in Exchange Rule 15.110(b) – (d).

____
Clearing Firm Name

____
CRD#

____
OCC Clearing #

____
Signature of Duly Authorized Representative of Clearing Firm

____
Print Name / Title

____
Date

____
Member (Broker-Dealer) Name

____
CRD #

____
Signature of Duly Authorized Representative

____
Print Name / Title

____
Date

Subject to the approval of a SEC rule filing

Addendum F-23

CLEARING MEMBER AUTHORIZED DESIGNATED GIVE UP CONTACT FORM

In accordance with the rules of IEX Options LLC (the “Exchange”), the Exchange shall notify a Clearing Member in writing as soon as practicable of each Trading Permit Holder that has identified the Clearing Member as a Designated Give Up. Please list individual(s) and/or group(s) authorized to receive the Designated Give Up list. Unless otherwise provided by the submission of this form, the Exchange will notify the Clearing Member’s Compliance Officer on file with Market Operations by email.

This Clearing Member Authorized Designated Give Up Contact Form is delivered in connection with, and shall constitute a part of, the undersigned’s IEX User Agreement with the Exchange. All capitalized terms used herein that are not defined in this Clearing Member Authorized Designated Give Up Contact Form shall have the respective meanings given to them in the IEX User Agreement and IEX Rule Book, as applicable.

Clearing Member

Clearing Member Name: ____________________________________

Contacts Authorized to Receive Designated Give Up List

Contact Name	Phone	Email

To be completed by an Authorized Officer, Partner or Managing Member of Clearing Member.

Authorized Signature: ____________________________________

Print Name: ____________________________________

Title: ____________________________________

Date: ____________________________________

Please return to Market Operations via email at OptionsMktOps@iextrading.com

Addendum F-24

AUTHORIZATION OR REVOCATION OF RESTRICTED CLEARING NUMBER

To be completed by a Clearing Member to enable or disable a restricted give up on IEX Options LLC (the "Exchange"). This Authorization or Revocation of Restricted Clearing Number Form is delivered in connection with, and shall constitute a part of, the undersigned's IEX User Agreement with the Exchange. All capitalized terms used herein that are not defined in this Authorization or Revocation of Restricted Clearing Number Form shall have the respective meanings given to them in the IEX User Agreement and IEX Rule Book, as applicable.

Exchange Clearing Member Information

Clearing Member Name: ______________________________

CRD#: ______________________________

Business Contact Name: ______________________________

Business Contact Email: ______________________________

Give up Information

The above referenced Clearing Member authorizes the Exchange to enable or disable give ups for the following Exchange Members. (**Note**: Check the applicable box to indicate whether the give up is to be enabled or disabled)				Enable give up	Disable give up
Exchange Member Name:		OCC Number		¨	¨
Exchange Member Name:		OCC Number		¨	¨
Exchange Member Name:		OCC Number		¨	¨
Exchange Member Name:		OCC Number		¨	¨
Exchange Member Name:		OCC Number		¨	¨
Exchange Member Name:		OCC Number		¨	¨

Authorized Signature: ________________________________

Print Name: ________________________________

Title: ________________________________

Date: ________________________________

Please return to Market Operations via email at OptionsMktOps@iextrading.com.

Addendum F-25

IEX OPTIONS – AUTHORIZED TRADERS LIST

In accordance with the rules of IEX Options LLC (the "Exchange"), please identify the personnel authorized to obtain access to the System on behalf of the undersigned Exchange Member. This Authorized Traders List is delivered in connection with, and shall constitute a part of, the undersigned's IEX User Agreement with the Exchange. All capitalized terms used herein that are not defined in this Authorized Traders List shall have the respective meanings given to them in the IEX User Agreement and IEX Rule Book, as applicable.

Exchange Member Information

Exchange Member Name: ______________________________

Business Address: ______________________________

City: ________________ State: ________ Zip: ____________

Business Phone: ______________________________

CRD #: ______________________________

Authorized Traders

Full Name: ______________________________
Email Address: ______________________________
Phone Number: ______________________________

Full Name: ______________________________
Email Address: ______________________________
Phone Number: ______________________________

Full Name: ______________________________
Email Address: ______________________________
Phone Number: ______________________________

Full Name: ______________________________
Email Address: ______________________________
Phone Number: ______________________________

Full Name: ______________________________
Email Address: ______________________________
Phone Number: ______________________________

¨ Additional Authorized Traders are submitted in a separate document attached hereto

To be completed by an Authorized Officer, Partner or Managing Member of Exchange Member.

Authorized Signature: ______________________________

Print Name: ______________________________

Title: ______________________________

Date: ______________________________

Please return to Market Operations via email at OptionsMktOps@iextrading.com

Addendum F-26

OPTIONS CLEARING MEMBER RESTRICTION FORM

To be completed by a Clearing Member to restrict an Options Clearing Corporation ("OCC") registered clearing number for give up business on IEX Options LLC (the "Exchange"). This Options Clearing Member Restriction Form is delivered in connection with, and shall constitute a part of, the undersigned's IEX User Agreement with the Exchange. All capitalized terms used herein that are not defined in this Options Clearing Member Restriction Form shall have the respective meanings given to them in the IEX User Agreement and IEX Rule Book, as applicable.

Exchange Clearing Member Information
Clearing Member Name: ________________________________ OCC Number: ________________________________ CRD#: ________________________________
In accordance with Exchange Rules, the Clearing Member listed above authorizes the Exchange to restrict the OCC number listed above and require prior authorization for its use as a give up on the Exchange. By executing this Options Clearing Member Restriction Form, the Clearing Member grants the Exchange permission to publish the Clearing Member's restricted OCC number on the Exchange's website for purposes of providing notice to other Options Members that the Clearing Member's OCC number will not be available for give up without clearing authorization. A separate Options Clearing Member Restriction Form is required for each restricted OCC number. Once an OCC number is marked as restricted, no Exchange Member will be able to use that restricted OCC number unless they are authorized by the Clearing Member pursuant to the applicable Exchange Rules. To authorize or revoke an Exchange Member's use of a restricted OCC number, please submit the Authorization or Revocation of Restricted Clearing Number Form to OptionsMktOps@iextrading.com

Authorized Signature: ________________________________

Print Name: ________________________________

Title: ________________________________

Date: ________________________________

Clearing Member Contact Information for Authorization (to be provided to market participants):

Email: ________________________________

Phone: ________________________________

Please return to Market Operations via email at OptionsMktOps@iextrading.com.

NOTIFICATION OF OCC ACCOUNT INFORMATION

Pursuant to Rule 23.160 of IEX Options LLC (the "Exchange"), each Market Maker shall file with the Exchange and keep current a list identifying all accounts in which the Market Maker may engage in trading activities or over which it exercises investment discretion. Please complete this Notification of OCC Account Information form and submit to OptionsMktOps@iextrading.com. This Notification of OCC Account Information is delivered in connection with, and shall constitute a part of, the undersigned's IEX User Agreement with the Exchange. All capitalized terms used herein that are not defined in this Notification of OCC Account Information shall have the respective meanings given to them in the IEX User Agreement and IEX Rule Book, as applicable.

Name of Organization
Market Maker Name: ______________________________

Identify all accounts to be used for market maker activity

ADD	DELETE	OCC ACCOUNT	CLEARING MEMBER NAME	OCC #
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Completed by Authorized Offer, Partner or Managing Member of Market Maker

Authorized Signature: ______________________________

Print Name: ______________________________

Title: ______________________________

Date: ______________________________

Please return to Market Operations via email at OptionsMktOps@iextrading.com

Addendum F-28

OPTIONS MARKET MAKER APPLICATION

A Member ("Applicant") applying to become a Market Maker registered with IEX Options LLC ("IEX" or the "Exchange") must complete this Options Market Maker Application (the "Application").

To register as a Market Maker of the Exchange, Applicant must execute and deliver all materials listed on the Application Checklist below via email to OptionsMktOps@iextrading.com or postal mail to:

Investors' Exchange LLC
Attn: Market Operations
3 World Trade Center, 58th Floor
New York, NY 10007

APPLICATION CHECKLIST

Options Market Maker Application
☐ Market Maker Registration Application

Note: All application materials sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information/documentation submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rules 23.100 and 23.120.

If you have questions on completing the Application Checklist, you may direct them to Market Operations at OptionsMktOps@iextrading.com or 646.343.2310. In addition, please refer to the Exchange's website at www.iex.io for additional information regarding the process.

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MARKET MAKER REGISTRATION APPLICATION

GENERAL INFORMATION		
Firm:		CRD #:
Name of Member:		Primary MPID*:
Address of Principal Office:		
City:	State:	Zip:

APPLICATION CONTACT (questions about the Application will be directed to this contact)	
Name:	Title:
Phone:	Email:

TYPE OF OPTIONS MARKET MAKER

☐ Registered Market Maker ☐ Specialist ☐ Directed Market Maker

SECURITIES

Estimate the number of securities in which the Applicant intends to become registered as a Market Maker:

____

OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on another registered national securities exchange or association?

☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

NET CAPITAL

Excess Net Capital Amount: ______________________________ As of Date: ____________________

☐ Most recent Quarterly FOCUS Report enclosed

*All MPIDs registered under the same CRD number as the Primary MPID will be considered supplementary MPIDs for purposes of fulfilling market making obligations.

MARKET MAKER REGISTERED OPTIONS TRADERS	
To be eligible for registration as a Registered Options Trader (ROT), as defined in IEX Exchange Rule 23.110, a person must successfully complete the General Securities Representative Examination (Series 7 or equivalent foreign examination module approved by the Exchange) or the Securities Trader Representative Examination (Series 57); and, if also acting as an Options Principal as defined in IEX Exchange Rule 17.100, the Registered Options Principal Examination (Series 4). Market Makers must maintain a current list of ROTs who are permitted to enter orders on behalf of the Market Maker, pursuant to IEX Exchange Rule 23.110.	
Name:	CRD:
Series 7 Qualification: ☐ Yes ☐ No	
Series 56 Qualification: ☐ Yes ☐ No	
Name:	CRD:
Series 7 Qualification: ☐ Yes ☐ No	
Series 56 Qualification: ☐ Yes ☐ No	
Name:	CRD:
Series 7 Qualification: ☐ Yes ☐ No	
Series 56 Qualification: ☐ Yes ☐ No	
Name:	CRD:
Series 7 Qualification: ☐ Yes ☐ No	
Series 56 Qualification: ☐ Yes ☐ No	
Name:	CRD:
Series 7 Qualification: ☐ Yes ☐ No	
Series 56 Qualification: ☐ Yes ☐ No	
Name:	CRD:
Series 7 Qualification: ☐ Yes ☐ No	
Series 56 Qualification: ☐ Yes ☐ No	

Note: All application materials (collectively, the "Application") sent to the Exchange will be reviewed for completeness. Applicant is required to notify IEX of any information submitted as part of this application process that becomes inaccurate or incomplete following submission. All Applications are deemed confidential by IEX and are handled in a secure environment. Applications may, however, be shared with self-regulatory organizations (e.g., FINRA) or law enforcement officials, as necessary, to evaluate and process the Application.

The undersigned attests that the information provided in this application on behalf of the Member is complete and accurate. Furthermore, the undersigned acknowledges that the Member agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

____
Applicant

____
Signature of Duly Authorized Representative

____
Date

____
Print Name

____
Title